

2013
ANNUAL REPORT

KEWAUNEE®

...encouraging new discovery

Corporate Profile

Kewaunee Scientific Corporation is a recognized global leader in the design, manufacture, and installation of laboratory, healthcare, and technical furniture products. Laboratory furniture products include both steel and wood cabinetry, fume hoods, adaptable modular systems, moveable workstations, biological safety cabinets, and epoxy resin counters and sinks. Healthcare furniture products include laminate casework, storage systems, and related products for healthcare applications. Technical furniture products include column systems, slotted-post systems, pedestal systems, and stand-alone benches.

The Company's corporate headquarters are located in Statesville, North Carolina. Three manufacturing facilities are located in Statesville, NC serving the domestic and international markets. One manufacturing facility is located in Bangalore, India serving the local and Asian markets. The Company has subsidiaries in Singapore and India. Kewaunee Scientific Corporation's website is located at http://www.kewaunee.com.



KEWAUNEE
Scientific
Corporation

Dear Stockholder: July 18, 2013

Fiscal year 2013 was an excellent year, as we exceeded our sales and earnings goals and made excellent progress in many important areas. These included increasing sales and earnings, increasing market share, improving product mix, strengthening relationships with existing customers and key leading laboratory planners, strengthening the Kewaunee brand, and building relationships with new and prospective customers.

Sales for the year were a record $117,121,000, up 14% from sales of $102,847,000 in the prior year. Net earnings for the year were $3,044,000, or $1.17 per diluted share, up from net earnings of $1,031,000, or $0.40 per diluted share, in the prior year.

The order backlog was $80 million at April 30, 2013, as compared to $86 million at April 30, 2012. The decline reflects the manufacturing and shipping of a previously received large international order, which was partially offset by an increase during the year in domestic orders in the backlog.

We were particularly pleased with the improved performance of our domestic operations, which finished the year with very strong sales and profits in the fourth quarter. Sales for the year increased 11% to $93,519,000, and net earnings more than doubled from the prior year.

This was our first full fiscal year with our strengthened and expanded domestic dealer network in place, and we are pleased with the results of our entire sales network. In addition to contributing to the higher sales, we achieved our goals of increasing market share and improving our product mix. Regarding our domestic markets, activity for private sector laboratory construction projects held up well during the year, as increased activity for mid-sized projects more than offset fewer large projects. Publicly funded wood educational projects continued to be well below pre-recession levels, with fewer large project opportunities available during the year. Pricing remained very competitive in all of our market segments.

We were also pleased with the performance of our international operations, as sales increased 25% to $23,602,000, and net earnings increased 30% from the prior year. This follows very strong sales and earnings in the fourth quarter of the prior year when several very profitable large international projects were manufactured and shipped.

We continue to see good opportunities in the international markets, particularly in the growth markets of India, Singapore, China, and the Middle East. As an indication of our continuing commitment to capitalize on these opportunities, on June 24, 2013, we acquired the 49% minority stake in Kewaunee Labway Asia Pte. Ltd. Through its sales organizations in Singapore and India, Kewaunee Labway Asia has served as Kewaunee's international headquarters for sales and installation of laboratory furniture products and fume hoods since the company was formed in 1998 as a joint venture with the minority partner. This purchase provides Kewaunee a sound foundation for further growth in the international markets. The purchase is expected to be accretive to earnings beginning in fiscal year 2014.

The significant cost savings initiatives implemented in Statesville in fiscal year 2012, as well as other continuing initiatives, are making Kewaunee a leaner, more cost-effective company. Operating expenses for the year declined to 14.5% of sales, down from 16% of sales in the prior year. If we had not incurred an increase in pension expense for the year related to our frozen pension plans, operating expenses would have declined to 14.1% of sales. These initiatives are also reducing our product costs and making us more competitive in the marketplace.

The Company's balance sheet and financial condition remain strong. Cash on hand at the end of the year was $6.5 million and working capital was $25.1 million. Short term borrowings under the Company's revolving credit facility were $6.7 million and term debt outstanding was $3.5 million. The debt-to-equity ratio at year end was .33-to-1.

In early May 2013, we changed our corporate banking relationship and moved to a larger credit facility that provides us increased limits and flexibility to better handle our projected future cash needs. The new facility provides for a 3-year revolving credit facility that allows outstanding advances of up to $20 million, as compared to the previous limit of $15 million, and new 7-year term debt of $5 million, which replaced our existing $3.5 million outstanding term debt.

We continue to increase our interaction and communications with customers and dealers to better understand their needs. Representatives from these groups are regularly on site in Statesville for meetings, presentations, and training for our products. We are continually searching for new ways to better serve them as evidenced by the recent reorganization of our customer service and project management departments. We also work closely with key leading laboratory planners for domestic and international projects to better understand their needs and desired products. We were successful in becoming their preferred solution for laboratory furniture, fume hoods, worktops, and all related products.

Board Changes

Since last year's shareholders' meeting, we have had one outside member resign and one new outside member join our Board. In January 2013, Patrick L. McCrory resigned from the Kewaunee Board when he was sworn in as Governor of North Carolina. Since joining our Board in May 2009, he served the Company well, as he shared unique insights and perspective obtained through his career in the private sector and as a seven-term mayor of Charlotte. We all wish Governor McCrory the very best in his new role.

We are delighted to have Donald F. Shaw join our Board on June 1, 2013. Don's wealth of knowledge in the construction industry and his leadership experience as chief executive officer of ISEC, Inc., a highly successful high-end commercial interior subcontractor, make him an extremely valuable addition to our Board.

Management Changes

As previously announced, I retired on June 30, 2013, after nearly 20 years of service with the Company, including the last 13 years as Chief Executive Officer. I will remain as a non-executive Chairman of the Board. It has been a privilege to lead this great company over this period and see it transition into the position of being the global leader in the design, manufacture, and installation of laboratory furniture products and fume hoods.

Following a succession planning process lasting more than two years, the Board appointed David to take on the additional role of Chief Executive Officer and become a member of our Board of Directors, both effective July 1, 2013. David was appointed President and Chief Operating Officer in March 2012. Your Board feels he is an excellent choice to succeed me based on his demonstrated leadership abilities, his deep knowledge of the laboratory furniture industry, and his 19 years of experience in various leadership roles with the Company.

Outlook

We are excited about the outlook for Kewaunee's growth and profitability over the coming years, as we continue to see many opportunities for increased sales and earnings.

On the domestic front, our strengthened and expanded dealer network continues to position us well for increased sales opportunities and orders. Enhanced relationships with customers and key lab planners have made us the preferred supplier for laboratory furniture, fume hoods, worktops, and related products. Our new products, including bio-safety cabinets, safety storage cabinets, and laminate furniture products, are providing added exposure for Kewaunee in our markets. Our lower operating costs continue to make us more competitive in the marketplace.

On the international front, our strengthened and broadened dealer network has positioned us to take advantage of the growing number of project opportunities in Asia and the Middle East. We have successfully completed several large projects in the Middle East, and we believe Kewaunee is now the preferred supplier of laboratory furniture and fume hoods in this part of the world. Our recent buyout of the minority holder in our international sales subsidiary in Singapore provides us opportunities to further expand our efforts and earnings in the international marketplace.

Over the past year, we reached our goal set last year of being the global leader in the design, manufacture, and installation of laboratory, healthcare, and technical furniture products, and we will continue to diligently work to earn and retain this recognition. We could not have achieved this recognition without the support of our dealers, direct sales representatives, and our national stocking distributor, as well as the hard work and dedication of all of our Associates. To all of you, we thank you for your many contributions. We also would like to thank our stockholders for your continuing support and our Board of Directors for their wise counsel.

As we move forward, our priorities remain to provide our stockholders with a good return on their investment, customers with the best quality service and products, and our Associates with rewarding jobs and opportunities for advancement.

Sincerely,





William A. Shumaker
Chairman of the Board

David M. Rausch
President,
Chief Executive Officer

See page 5 of this Annual Report for a discussion of factors that could significantly impact results or achievements expressed or implied by forward-looking statements made in this letter.

[THIS PAGE INTENTIONALLY LEFT BLANK.]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended April 30, 2013 or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number 0-5286

KEWAUNEE SCIENTIFIC CORPORATION
(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**38-0715562** **(IRS Employer Identification No.)**
2700 West Front Street **Statesville, North Carolina** **(Address of principal executive offices)**	**28677-2927** **(Zip Code)**

Registrant's telephone number, including area code: (704) 873-7202

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on which registered
Common Stock $2.50 par value	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act: (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of shares of voting stock held by non-affiliates of the registrant was approximately $23,760,686 based on the last reported sale price of the registrant's Common Stock on October 31, 2012, the last business day of the registrant's most recently completed second fiscal quarter. Only shares beneficially owned by directors of the registrant (excluding shares subject to options) and each person owning more than 10% of the outstanding Common Stock of the registrant were excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of July 15, 2013, the registrant had outstanding 2,598,784 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE: Those portions of the Company's proxy statement for use in connection with Kewaunee Scientific Corporation's annual meeting of stockholders to be held on August 28, 2013, indicated in this report are incorporated by reference into Part III hereof.

Table of Contents **Page or Reference**

PART I

Item 1. Business

GENERAL

Kewaunee Scientific Corporation was founded in 1906, incorporated in Michigan in 1941, became publicly-held in 1968, and was reincorporated in Delaware in 1970. Our principal business is the design, manufacture, and installation of laboratory, healthcare, and technical furniture products. Laboratory furniture products include both steel and wood cabinetry, fume hoods, adaptable modular systems, moveable workstations, biological safety cabinets, and epoxy resin counters and sinks. Healthcare furniture products include laminate casework, storage systems, and related products for healthcare applications. Technical furniture products include column systems, slotted-post systems, pedestal systems, and stand-alone benches.

Our products are sold primarily through purchase orders and contracts submitted by customers through our dealers and commissioned agents and a national distributor, as well as through competitive bids submitted by us and our subsidiaries in India and Singapore. Products are sold principally to pharmaceutical, biotechnology, industrial, chemical and commercial research laboratories, educational institutions, healthcare institutions, governmental entities, manufacturing facilities and users of networking furniture. We consider the markets in which we compete to be highly competitive, with a significant amount of the business involving competitive public bidding.

It is common in the laboratory and healthcare furniture industries for customer orders to require delivery at extended future dates, as products are frequently to be installed in buildings yet to be constructed. Changes or delays in building construction may cause delays in delivery of the orders and our recognition of the sale. Since prices are normally quoted on a firm basis in the industry, we bear the burden of possible increases in labor and material costs between quotation of an order and delivery of the product. The impact of such possible increases is considered when determining the sales price.

Our need for working capital and our credit practices are comparable to those of other companies manufacturing, selling and installing similar products in similar markets. Since our products are used in building construction projects, in many cases payments for our products are received over longer periods of time than payments for many other types of manufactured products, thus requiring increased working capital. In addition, payment terms associated with certain projects provide for a retention amount until completion of the project, thus also increasing required working capital. On average, payments for our products are received during the quarter following shipment, with the exception of the retention amounts which are collected at the completion of the project.

The principal raw materials and products manufactured by others and used by us in our products are cold-rolled carbon and stainless steel, hardwood lumber and plywood, paint, chemicals, resins, hardware, plumbing and electrical fittings. Such materials and products are purchased from multiple suppliers and are typically readily available.

We hold various patents and patent rights, but do not consider that our success or growth is dependent upon our patents or patent rights. Our business is not dependent upon licenses, franchises, concessions, trademarks, royalty agreements, or labor contracts.

Our business is not generally cyclical, although sales are sometimes lower during our third quarter because of slower construction activity in certain areas of the country during the winter months. Our business is not dependent on any one or a few customers; however, sales to our national distributor, VWR International, LLC, represented approximately 11%, 12% and 14% of net sales in each of fiscal years 2013, 2012 and 2011, respectively.

Our order backlog at April 30, 2013 was $80.2 million, as compared to $86.2 million at April 30, 2012 and $65.7 million at April 30, 2011. All but $12.6 million of the backlog at April 30, 2013 was scheduled for shipment during fiscal year 2014; however, it may reasonably be expected that delays in shipments will occur because of customer rescheduling or delay in completion of projects which involve the installation of our products. Based on scheduled shipment dates and past experience, we estimate that more than 80 percent of our order backlog at April 30, 2013 will be shipped during fiscal year 2014.

SEGMENT INFORMATION

See Note 9 of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for information concerning our Domestic and International business segments.

COMPETITION

We consider the industries in which we compete to be highly competitive and believe that the principal competitive factors are price, product performance, and customer service. A significant portion of our business is based upon competitive public bidding.

RESEARCH AND DEVELOPMENT

The amount spent and expensed by us during the fiscal year ended April 30, 2013 on research and development activities related to new or redesigned products was $872,000. The amounts spent for similar purposes in the fiscal years ended April 30, 2012 and 2011 were $941,000 and $1,181,000, respectively.

ENVIRONMENTAL COMPLIANCE

In the last three fiscal years, compliance with federal, state, or local provisions enacted or adopted regulating the discharge of materials into the environment has had no material effect on us. There is no material capital expenditure anticipated for such purposes, and accordingly, such regulation is not expected to have a material effect on our earnings or competitive position.

EMPLOYEES

At April 30, 2013, we had 456 domestic and 131 international full-time employees.

OTHER INFORMATION

Our Internet address is **www.kewaunee.com**. We make available, free of charge through this web site, our annual report to stockholders. Our Form 10-K and 10-Q financial reports may be obtained by stockholders by writing the Secretary of the Company, Kewaunee Scientific Corporation, P.O. Box 1842, Statesville, NC 28687-1842. The public may also obtain information on our reports, proxy, and information statements at the SEC Internet site **www.sec.gov**. The reference to our website does not constitute incorporation by reference of any information contained at that site.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements included and referenced in this report, including Management's Discussion and Analysis of Financial Condition and Results of Operations, constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that could significantly impact results or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, economic, competitive, governmental and technological factors affecting our operations, markets, products, services and prices, as well as prices for certain raw materials and energy. The cautionary statements made by us pursuant to the Reform Act herein and elsewhere should not be construed as exhaustive. We cannot always predict what factors would cause actual results to differ materially from those indicated by the forward-looking statements. In addition, readers are urged to consider statements that include the terms "believes," "belief," "expects," "plans," "objectives," "anticipates," "intends" or the like to be uncertain and forward-looking.

EXECUTIVE OFFICERS OF THE REGISTRANT

Included in Part III, Item 10(b) of this Annual Report on Form 10-K.

Item 1A. Risk Factors

You should carefully consider the following risks before you decide to buy shares of our common stock. If any of the following risks actually occur, our business, results of operations, or financial condition would likely suffer. In such case, the trading price of our common stock would decline, and you may lose all or part of the money you paid to buy our stock.

This and other public reports may contain forward-looking statements based on current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those forward-looking statements as a result of many factors, as more fully described below and elsewhere in our public reports. We do not undertake to update publicly any forward-looking statements for any reasons, even if new information becomes available or other events occur in the future.

Disruptions in the financial markets have created uncertainty and deteriorating economic conditions may adversely affect our customers and our business.

The financial markets in the United States, Europe and Asia continue to be volatile. The tightening of credit in financial markets, continuation or worsening of the current economic conditions, a prolonged global, national or regional economic recession or other similar events could have a material adverse effect on the demand for our products and on our sales, pricing and profitability. We are unable to predict the likely duration of these adverse economic conditions and the impact these events may have on our operations and the laboratory furniture industry in general.

If we fail to compete effectively, our revenue and profit margins could decline.

We face a variety of competition in all of the markets in which we participate. Competitive pricing, including price competition or the introduction of new products, could have material adverse effects on our revenues and profit margins.

Our ability to compete effectively depends to a significant extent on the specification or approval of our products by architects, engineers, and customers. If a significant segment of those communities were to decide that the design, materials, manufacturing, testing, or quality control of our products is inferior to that of any of our competitors, our sales and profits would be materially and adversely affected.

If we lose a large customer, our sales and profits would decline.

We have substantial sales to one large customer. That distributor accounted for approximately 11% of our net sales in fiscal year 2013. Loss of all or a part of our sales to a large customer would have a material effect on our revenues and profits.

An increase in the price of raw materials and energy could negatively affect our sales and profits.

It is common in the laboratory and healthcare furniture industries for customers to require delivery at extended future dates, as products are frequently to be installed in buildings yet to be constructed. Since prices are normally quoted on a firm basis in the industry, we bear the burden of possible increases in labor, material and energy costs between the quotation of an order and the delivery of the products. Our principal raw materials are steel, including stainless steel, wood and epoxy resin. Numerous factors beyond our control, such as general economic conditions, competition, worldwide demand, labor costs, energy costs, and import duties and other trade restrictions, influence prices for our raw materials. We have not always been able, and in the future we might not be able, to increase our product prices in amounts that correspond to increases in costs of raw materials, without materially and adversely affecting our sales and profits. Where we are not able to increase our prices, increases in our raw material costs will adversely affect our profitability.

Our future growth may depend on our ability to penetrate new international markets.

International laws and regulations, construction customs, standards, techniques and methods differ from those in the United States. Significant challenges of conducting business in foreign countries include, among other factors, local acceptance of our products, political instability, currency controls, changes in import and export regulations, changes in tariff and freight rates and fluctuations in foreign exchange rates.

Events outside our control may affect our operating results.

We have little control over the timing of shipping customer orders, as customers' required delivery dates are subject to change by the customer. Construction delays and customer changes to product designs are among the factors that may delay the start of manufacturing and shipments of orders. Shipments that we anticipate in one quarter may occur in another quarter, affecting both quarters' results. Weather conditions, such as unseasonably warm, cold, or wet weather, can also affect and sometimes delay projects. Political and economic events can also affect our revenues. When sales do not meet our expectations, our operating results will be reduced for the relevant quarters.

Our principal markets are in the laboratory building construction industry. This industry is subject to significant volatility due to various factors, none of which is within our control. Declines in construction activity or demand for our products could materially and adversely affect our business and financial condition.

We depend on key management and technical personnel, the loss of whom could harm our business.

We depend on certain key management and technical personnel. The loss of one or more key employees may materially and adversely affect us. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing, and management personnel necessary for the maintenance and expansion of our activities. We might not be able to attract or retain such personnel.

Our stock price is likely to be volatile and could drop.

The trading price of our Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variation in operating results, announcement of technological innovations or new products by us or our competitors, general conditions in the construction and construction materials industries, relatively low trading volume in our common stock and other events or factors. In addition, in recent years, the stock market has experienced extreme price fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of those companies. Securities market fluctuations may adversely affect the market price of our common stock.

We are subject to a number of significant risks that might cause our actual results to vary materially from our forecasts, targets, or projections, including:

- Failing to anticipate the need for, appropriately invest in and effectively manage the human, information technology and logistical resources necessary to support our business, including managing the costs associated with such resources;
- Failing to generate sufficient future positive operating cash flows and, if necessary, secure adequate external financing to fund our growth; and
- Interruptions in service by common carriers that ship goods within our distribution channels.

Item 2. Properties

We own and operate three adjacent manufacturing facilities in Statesville, North Carolina. These facilities also house our corporate offices, as well as sales and marketing, administration, engineering and drafting personnel. These facilities together comprise approximately 413,000 square feet and are located on approximately 20 acres of land. In addition, at April 30, 2013, we leased our primary distribution facility and other warehouse facilities totaling 220,000 square feet in Statesville, North Carolina. In Bangalore, India we also lease and operate a manufacturing facility comprising 55,000 square feet, a warehouse facility comprising 11,000 square feet and a facility comprising 7,000 square feet that houses sales and administrative offices. The Company's real property and equipment located in Statesville, North Carolina are pledged as collateral for the Company's term loan that is scheduled to mature on August 1, 2017. We believe our facilities are suitable for their respective uses and are adequate for our current needs.

Item 3. Legal Proceedings

From time to time, we are involved in disputes and litigation relating to claims arising out of our operations in the ordinary course of business. Further, we are periodically subject to government audits and inspections. We believe that any such matters presently pending will not, individually or in the aggregate, have a material adverse effect on our results of operations or financial condition.

Item 4. Mine Safety Disclosures

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the NASDAQ Global Market, under the symbol KEQU. The following table sets forth the quarterly high and low prices reported on the NASDAQ Global Market for our stock over the last two fiscal years.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2013				
High	**$13.45**	**$13.40**	**$12.96**	**$13.18**
Low	**$ 7.90**	**$11.03**	**$11.00**	**$12.27**
Close	**$11.85**	**$11.25**	**$12.37**	**$13.05**
2012				
High	$11.10	$10.20	$ 9.87	$ 9.67
Low	$ 9.56	$ 8.01	$ 7.90	$ 8.00
Close	$ 9.90	$ 9.62	$ 9.35	$ 8.59

As of July 15, 2013, we estimate there were approximately 1,000 stockholders of our common shares, of which 180 were stockholders of record. We paid cash dividends per share of $0.40 for fiscal years 2013, 2012 and 2011, respectively. We expect to pay dividends in the future in line with our actual and anticipated future operating results.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

See Item 12 in this Form 10-K for a discussion of securities authorized for issuance under our equity compensation plans.

Item 6. Selected Financial Data

The following tables set forth selected historical consolidated financial and other data for the periods indicated. The consolidated financial data should be read in conjunction with Item 8, Financial Statements and Supplementary Data, and with Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

$ and shares in thousands, except per share amounts	Years Ended April 30 2013	2012	2011	2010	2009
OPERATING STATEMENT DATA:					
Net sales	**$117,121**	$102,847	$100,003	$99,093	$103,978
Costs of products sold	**94,863**	83,691	80,719	77,690	82,605
Gross profit	**22,258**	19,156	19,284	21,403	21,373
Operating expenses	**16,981**	16,443	16,127	15,576	14,289
Operating earnings	**5,277**	2,713	3,157	5,827	7,084
Other income (expense)	**306**	271	4	1	(28)
Interest expense	**(362)**	(445)	(199)	(157)	(280)
Earnings before income taxes	**5,221**	2,539	2,962	5,671	6,776
Income tax expense	**1,540**	739	864	1,921	2,264
Net earnings	**3,681**	1,800	2,098	3,750	4,512
Less: net earnings attributable to noncontrolling interest	**637**	769	248	178	265
Net earnings attributable to Kewaunee Scientific Corporation	**$ 3,044**	$ 1,031	$ 1,850	$ 3,572	$ 4,247
Weighted average shares outstanding:					
Basic	**2,587**	2,579	2,575	2,564	2,555
Diluted	**2,600**	2,580	2,585	2,575	2,561
PER SHARE DATA:					
Net earnings attributable to Kewaunee Scientific Corporation					
Basic	**$ 1.18**	$ 0.40	$ 0.72	$ 1.39	$ 1.66
Diluted	**1.17**	0.40	0.72	1.39	1.66
Cash dividends	**0.40**	0.40	0.40	0.38	0.32
Year-end book value	**12.22**	11.44	12.21	11.83	10.54

$ in thousands	As of April 30 2013	2012	2011	2010	2009
BALANCE SHEET DATA:					
Current assets	**$ 47,230**	$ 42,823	$ 42,379	$38,582	$ 37,545
Current liabilities	**22,115**	19,465	20,264	18,497	18,663
Net working capital	**25,115**	23,358	22,115	20,085	18,882
Net property, plant and equipment	**15,098**	15,346	16,575	13,815	11,369
Total assets	**68,742**	63,361	63,058	56,621	52,529
Total borrowings/long-term debt	**10,464**	10,519	10,574	5,073	6,141
Kewaunee Scientific Corporation Stockholders' equity	**31,676**	29,511	31,491	30,433	26,953
OTHER DATA:					
Capital expenditures	**$ 2,405**	$ 1,435	$ 5,247	$ 4,239	$ 1,500
Year-end stockholders of record	**180**	198	206	208	212
Year-end employees (domestic)	**456**	440	475	462	466

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could significantly impact results or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, economic, competitive, governmental and technological factors affecting our operations, markets, products, services and prices. The cautionary statements made pursuant to the Reform Act herein and elsewhere by us should not be construed as exhaustive. We cannot always predict what factors would cause actual results to differ materially from those indicated by the forward-looking statements. In addition, readers are urged to consider statements that include the terms "believes," "belief," "expects," "plans," "objectives," "anticipates," "intends," or the like to be uncertain and forward-looking. Over time, our actual results, performance, or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such difference might be significant and harmful to our stockholders' interest. Many important factors that could cause such a difference are described under the caption "Risk Factors," in Item 1A of this Annual Report, which you should review carefully.

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

Kewaunee Scientific Corporation is a recognized leader in the design, manufacture and installation of laboratory, healthcare and technical furniture. The Company's corporate headquarters are located in Statesville, North Carolina. The Company's manufacturing facilities are located in Statesville and Bangalore, India. The Company has subsidiaries in Singapore and Bangalore that serve the Asian and Middle East markets. Kewaunee Scientific's website is located at **www.kewaunee.com**.

Our products are primarily sold through purchase orders and contracts submitted by customers through our dealers and commissioned agents, a national distributor, and through competitive bids submitted by us and our subsidiaries. Products are sold principally to pharmaceutical, biotechnology, industrial, chemical and commercial research laboratories, educational institutions, healthcare institutions, governmental entities, manufacturing facilities and users of networking furniture. We consider the markets in which we compete to be highly competitive, with a significant amount of the business involving competitive public bidding.

It is common in the laboratory and healthcare furniture industries for customer orders to require delivery at extended future dates, as products are frequently to be installed in buildings yet to be constructed. Changes or delays in building construction may cause delays in delivery of the orders and our recognition of the sale. Since prices are normally quoted on a firm basis in the industry, we bear the burden of possible increases in labor and material costs between quotation of an order and delivery of the product. The impact of such possible increases is considered when determining the sales price. The principal raw materials and products manufactured by others used in our products are cold-rolled carbon and stainless steel, hardwood lumbers and plywood, paint, chemicals, resins, hardware, plumbing and electrical fittings. Such materials and products are purchased from multiple suppliers and are typically readily available.

CRITICAL ACCOUNTING POLICIES

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of our consolidated financial statements in conformity with generally accepted accounting principles in the United States of America. Actual results could differ significantly from those estimates. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations, and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

A portion of our product sales result from fixed-price construction contracts. In these instances, we are usually in the role of a subcontractor, but in some cases may enter into a contract directly with the end-user of the products. Our contract arrangements normally do not contain a general right of return relative to the delivered items. Product sales resulting from fixed-price construction contracts are generated from multiple-element arrangements that require separate units of accounting and estimates regarding the fair value of individual elements. The Company has determined that its multiple-element arrangements that qualify as separate units of accounting are (1) product sales and (2) installation services. There is objective and reliable evidence of fair value for both the product sales and installation services, and allocation of arrangement consideration for each of these units is based on their relative fair values. Each of these elements represents individual units of accounting, as the delivered item has value to a customer on a stand-alone basis. The Company's products are regularly sold on a stand-alone basis to customers which provides vendor-specific objective evidence of fair value. The fair value of installation services is separately calculated using expected costs of installation services. Many times the value of installation services is calculated using price quotations from subcontractors to the Company, who perform installation services on a stand-alone basis. Assuming all other criteria for revenue recognition have been met, we recognize revenue for product sales at the date of shipment. Product sales resulting from purchase orders involve a purchase order received by us from our dealers or our stocking distributor. This category includes product sales for standard products, as well as products which require some customization. These sales are recognized under the terms of the purchase order which generally are freight on board ("FOB") shipping point and do not include rights of return. Accordingly, these sales are recognized at the time of shipment.

Allowance for Doubtful Accounts

Evaluation of the allowance for doubtful accounts involves management judgments and estimates. We evaluate the collectability of our trade accounts receivable based on a number of factors. In circumstances where management is aware of a customer's inability to meet its financial obligations to us, or a project dispute makes it unlikely that all of the receivable owed by a customer will be collected, a specific reserve for bad debts is estimated and recorded to reduce the recognized receivable to the estimated amount we believe will ultimately be collected. In addition to specific customer identification of potential bad debts, a general reserve for bad debts is estimated and recorded based on our recent past loss history and an overall assessment of past due trade accounts receivable amounts outstanding.

Inventories

The majority of inventories are valued at the lower of cost or market under the last-in, first-out ("LIFO") method. The LIFO method allocates the most recent costs to cost of products sold, and, therefore, recognizes into operating results fluctuations in raw materials and other inventory costs more quickly than other methods. Inventories at our international subsidiaries are measured on the first-in, first-out ("FIFO") method.

Pension Benefits

We sponsor pension plans covering all employees who met eligibility requirements as of April 30, 2005. In February 2005, our pension plans were amended as of April 30, 2005. No further benefits have been, or will be, earned under the plans subsequent to the amendment date, and no additional participants have been, or will be, added to the plans. Several statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the pension plans. These factors include assumptions about the discount rate used to calculate and determine benefit obligations and expected return on plan assets within certain guidelines. The actuarial assumptions used by us may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences may significantly affect the amount of pension income or expense recorded by us in future periods.

RESULTS OF OPERATIONS

Sales for fiscal year 2013 were $117.1 million, an increase of 13.9% from fiscal year 2012 sales of $102.8 million. Domestic Operations sales for fiscal year 2013 were $93.5 million, an increase of 11.4% from fiscal year 2012 sales of $84.0 million. International Operations sales for fiscal year 2013 were $23.6 million, an increase of 25% from fiscal year 2012 sales of $18.9 million. The increase in Domestic Operations sales was due to increased activity for mid-sized projects and several large direct projects. The increase in International Operations sales was due to the shipment of several large international orders. Sales for fiscal year 2012 were $102.8 million, an increase of 3% from fiscal year 2011 sales of $100.0 million. Domestic Operations sales for fiscal year 2012 were $84.0 million, comparable to fiscal year 2011 sales of $84.1 million. International Operations sales for fiscal year 2012 were $18.9 million, an increase of 19% from fiscal year 2011 sales of $15.9 million. The increase in International Operations sales reflected increased sales opportunities as the international marketplace continued to recover.

Our order backlog was $80.2 million at April 30, 2013, as compared to $86.2 million at April 30, 2012 and $65.7 million at April 30, 2011.

Gross profit represented 19.0%, 18.6% and 19.3% of sales in fiscal years 2013, 2012 and 2011, respectively. The increase in gross profit margin for fiscal year 2013 was primarily due to cost savings initiatives and a more favorable product mix. The decrease in gross profit margin for fiscal year 2012 was primarily due to increased competitive pricing in the marketplace and higher costs for steel and epoxy resin raw materials.

Operating expenses were $17.0 million, $16.4 million and $16.1 million in fiscal years 2013, 2012 and 2011, respectively, and 14.5%, 16.0% and 16.1% of sales, respectively. The increase in fiscal year 2013 as compared to fiscal year 2012 resulted primarily from higher pension expense of $442,000 and $519,000 in expense related to compensation earned under performance incentive plans. These increases were partially offset by decreases in bad debt expenses of $180,000 and sales and marketing expenses of $317,000. The increase in operating expenses in fiscal year 2012 as compared to fiscal year 2011 resulted primarily from an increase in operating expenses of $378,000 attributable to the growth in International Operations and an increase in depreciation expense of $147,000. These increases were partially offset by a decrease of $148,000 in pension expense and a decrease of $100,000 in sales and marketing expenses.

Other income was $306,000, $271,000 and $4,000 in fiscal years 2013, 2012 and 2011, respectively. The increase in other income in fiscal year 2013 was primarily due to an increase in interest income earned on cash on hand of the international subsidiaries. The increase in other income in fiscal year 2012 was primarily due to a property insurance settlement in the amount of $156,000 and an increase in interest income.

Interest expense was $362,000, $445,000 and $199,000 in fiscal years 2013, 2012 and 2011, respectively. The decrease in interest expense for fiscal year 2013 was primarily due to lower levels of bank borrowings and the increase in fiscal year 2012 was due to higher levels of borrowings.

Income tax expense was $1,540,000, $739,000 and $864,000 in fiscal years 2013, 2012 and 2011, respectively, or 29.5%, 29.1% and 29.2% of pretax earnings, respectively. The effective tax rate for each of these years is lower than the statutory rate due to the favorable impact of tax rates for the Company's international subsidiaries and the impact of state and federal tax credits.

Net earnings attributable to the noncontrolling interest related to our two subsidiaries that are not 100% owned by the Company were $637,000, $769,000 and $248,000, for fiscal years 2013, 2012 and 2011, respectively. The changes from year-to-year in the net earnings attributable to the noncontrolling interest were directly attributable to changes in the levels of net income of the subsidiaries.

Net earnings in fiscal year 2013 were $3,044,000, or $1.17 per diluted share. Net earnings in fiscal year 2012 were $1,031,000, or $0.40 per diluted share, and net earnings in fiscal year 2011 were $1,850,000, or $0.72 per diluted share.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity have historically been funds generated from operating activities, supplemented as needed by borrowings under our revolving credit facility. Additionally, certain machinery and equipment are financed by non-cancelable operating leases. We believe that these sources of funds will be sufficient to support ongoing business requirements, including capital expenditures, through fiscal year 2014.

At April 30, 2013, we had advances of $6.7 million and standby letters of credit aggregating $2.1 million outstanding under our unsecured $15 million revolving credit facility. The credit facility matures on July 31, 2014. See Note 3 and Note 10 of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report for additional information concerning our credit facility. We did not have any off balance sheet arrangements at April 30, 2013.

The following table summarizes the cash payment obligations for our lease arrangements and long-term loan as of April 30, 2013:

PAYMENTS DUE BY PERIOD
($ in thousands)

Contractual Obligations	Total	1 Year	2-3 Years	4-5 Years	After 5 years
Operating Leases	$ 7,284	$ 1,832	$ 2,969	$ 1,913	$ 570
Long-term Loan	3,467	200	400	400	2,467
Total Contractual Cash Obligations	$ 10,751	$ 2,032	$ 3,369	$ 2,313	$ 3,037

Operating activities provided cash of $3.8 million in fiscal year 2013, primarily from earnings and an increase in accounts payable and other accrued expenses, partially offset by increases in accounts receivable and inventory. Operating activities provided cash of $6.9 million in fiscal year 2012, primarily from operating earnings and a decrease in accounts receivable, partially offset by an increase in the provision for deferred income taxes and an increase in inventory. Operating activities provided cash of $1.3 million in fiscal year 2011, primarily from operating earnings, partially offset by increases in accounts receivable and inventory.

The majority of the April 30, 2013 accounts receivable balances are expected to be collected during the first quarter of fiscal year 2014, with the exception of retention amounts on fixed-price contracts which are collected when the entire construction project is completed and all retention funds are paid by the owner.

As discussed above, no further benefits have been, or will be, earned under our pension plans after April 30, 2005, and no additional participants have been, or will be, added to the plans. We expect to make contributions of approximately $370,000 to the plans in fiscal year 2014. We made contributions of $1,000,000 and $402,000 to the plans in fiscal years 2013 and 2012, respectively.

Capital expenditures were $2.4 million, $1.4 million and $5.2 million in fiscal years 2013, 2012 and 2011, respectively. Capital expenditures in fiscal year 2013 were funded primarily from operations. The increase in capital expenditures in fiscal year 2011 was primarily attributable to the completion of the expansion and remodeling of our Statesville facilities. Capital expenditures in fiscal year 2011 were primarily funded by long-term bank financing. Fiscal year 2014 capital expenditures are anticipated to be approximately $3.0 million, with the majority of these expenditures for manufacturing equipment. The fiscal year 2014 expenditures are expected to be funded primarily by operating activities, supplemented as needed by borrowings under our revolving credit facility.

Working capital was $25.1 million at April 30, 2013, up from $23.4 million at April 30, 2012, and the ratio of current assets to current liabilities was 2.1-to-1.0 at April 30, 2013 and 2.2-to-1.0 at April 30, 2012. The increase in working capital for fiscal year 2013 was primarily due to cash provided by operating activities.

We paid cash dividends of $0.40 per share in fiscal years 2013, 2012 and 2011. We expect to pay dividends in the future in line with our actual and anticipated future operating results.

RECENT ACCOUNTING STANDARDS

New Accounting Standards In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220) – Presentation of Comprehensive Income." This update requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income in either a single continuous statement or two separate but consecutive statements. This guidance does not change the items that must be reported in other comprehensive income. Subsequently, in December 2011, the FASB issued ASU 2011-12 which deferred some aspects of the June guidance that relate to the presentation of reclassification adjustments. ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted this standard effective May 1, 2012. The adoption of this standard did not have a significant impact on the Company's consolidated financial position or results of operations.

In February 2013, the FASB issued ASU 2013-02, "Comprehensive Income (Topic 220) – Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." This guidance adds new disclosure requirements for items reclassified out of accumulated other comprehensive income ("AOCI"), including changes in AOCI balances by component and significant items reclassified out of AOCI. This guidance does not amend any existing requirements for reporting net income or AOCI in the financial statements. The Company will adopt this standard in fiscal year 2014. The Company does not expect the adoption of this standard to have a significant impact on the Company's consolidated financial position or results of operations.

In March 2013, the FASB issued ASU 2013-05 "Foreign Currency Matters (Topic 830) – Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity." This guidance issued amendments to address the accounting for the cumulative translation adjustment when a parent entity sells or transfers either a subsidiary or group of assets within a foreign entity. The Company will adopt this standard in fiscal year 2015. The Company does not expect the adoption of this standard to have a significant impact on the Company's consolidated financial position or results of operations.

OUTLOOK

Our ability to predict future demand for our products continues to be limited given our role as subcontractor or supplier to dealers for subcontractors. Demand for our products is also dependent upon the number of laboratory construction projects planned and/or current progress in projects already under construction. Our earnings are also impacted by increased costs of raw materials, including stainless steel, wood, and epoxy resin, and whether we are able to increase product prices to customers in amounts that correspond to such increases without materially and adversely affecting sales. Additionally, since prices are normally quoted on a firm basis in the industry, we bear the burden of possible increases in labor and material costs between the quotation of an order and delivery of a product. We are also unable to predict the timing and strength of the global economic recovery and its short-term and long-term impact on our operations and the markets in which we compete.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the area of interest rates. This exposure is associated with advances outstanding under our bank line of credit and certain lease obligations for production machinery, all of which are priced on a floating rate basis. Advances outstanding under the bank line of credit were $6.7 million at April 30, 2013. In June 2010, we entered into an interest rate swap agreement whereby the interest rate payable on the outstanding principal balance of our $4 million term loan was effectively converted to a fixed rate of 4.875%. In July 2009, we entered into an interest rate swap agreement whereby the interest rate payable on $2 million of outstanding advances under the revolving credit facility effectively converted to a fixed interest rate of 3.9% for the period beginning August 3, 2009 and ending August 1, 2012. We entered into these interest rate swaps to mitigate future interest rate risk associated with borrowings under the credit facility. We believe that our exposure to market risk is not material.

Item 8. Financial Statements and Supplementary Data

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
OF KEWAUNEE SCIENTIFIC CORPORATION

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Management and Directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management concluded the Company maintained effective internal control over financial reporting as of April 30, 2013.

/s/ David M. Rausch

President and Chief Executive Officer

/s/ D. Michael Parker

Senior Vice President, Finance
Chief Financial Officer

July 18, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
OF KEWAUNEE SCIENTIFIC CORPORATION
STATESVILLE, NORTH CAROLINA

We have audited the accompanying consolidated balance sheets of Kewaunee Scientific Corporation and subsidiaries (the "Company") as of April 30, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended April 30, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of April 30, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 2013, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to examine management's assertion about the effectiveness of the Company's internal control over financial reporting as of April 30, 2013 included in the accompanying "Report of Management on Internal Control over Financial Reporting," and, accordingly, we do not express an opinion thereon.

/s/ CHERRY BEKAERT LLP
Charlotte, North Carolina

July 18, 2013

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended April 30 **Kewaunee Scientific Corporation**

$ and shares in thousands, except per share amounts	**2013**	2012	2011
Net sales	**$117,121**	$102,847	$100,003
Costs of products sold	**94,863**	83,691	80,719
Gross profit	**22,258**	19,156	19,284
Operating expenses	**16,981**	16,443	16,127
Operating earnings	**5,277**	2,713	3,157
Other income (expense)	**306**	271	4
Interest expense	**(362)**	(445)	(199)
Earnings before income taxes	**5,221**	2,539	2,962
Income tax expense	**1,540**	739	864
Net earnings	**3,681**	1,800	2,098
Less: net earnings attributable to the noncontrolling interest	**637**	769	248
Net earnings attributable to Kewaunee Scientific Corporation	**$ 3,044**	$ 1,031	$ 1,850
Net earnings per share attributable to Kewaunee Scientific Corporation stockholders			
Basic	**$ 1.18**	$ 0.40	$ 0.72
Diluted	**$ 1.17**	$ 0.40	$ 0.72
Weighted average number of Common shares outstanding			
Basic	**2,587**	2,579	2,575
Diluted	**2,600**	2,580	2,585

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Years Ended April 30 **Kewaunee Scientific Corporation**

$ in thousands	**2013**	2012	2011
Net earnings	**$3,681**	$ 1,800	$2,098
Other comprehensive income (loss), net of tax			
Foreign currency translation adjustments	**84**	(466)	21
Change in unrecognized actuarial loss on pension obligations	**(256)**	(1,682)	54
Change in fair value of cash flow hedge	**21**	(98)	(107)
Comprehensive income (loss), net of tax	**3,530**	(446)	2,066
Less comprehensive income (loss) attributable to the noncontrolling interest	**(637)**	(769)	(248)
Total comprehensive income (loss) attributable to Kewaunee Scientific Corporation	**$2,893**	$(1,215)	$1,818

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Kewaunee Scientific Corporation

$ in thousands, except per share amounts	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at April 30, 2010	$6,550	$ 855	$(472)	$28,398	$(4,898)	$30,433
Net earnings	—	—	—	1,850	—	1,850
Other comprehensive income (loss)	—	—	—	—	(32)	(32)
Cash dividends declared, $.40 per share	—	—	—	(1,030)	—	(1,030)
Stock options exercised, 13,850 shares	—	11	140	—	—	151
Stock options granted, 136,400 shares	—	225	—	—	—	225
Purchase of treasury stock, 8,323 shares	—	—	(106)	—	—	(106)
Balance at April 30, 2011	6,550	1,091	(438)	29,218	(4,930)	31,491
Net earnings	—	—	—	1,031	—	1,031
Other comprehensive income (loss)	—	—	—	—	(2,246)	(2,246)
Cash dividends declared, $.40 per share	—	—	—	(1,031)	—	(1,031)
Stock options exercised, 14,500 shares	—	(11)	152	—	—	141
Stock options granted, 55,000 shares	—	261	—	—	—	261
Purchase of treasury stock, 13,306 shares	—	—	(136)	—	—	(136)
Balance at April 30, 2012	6,550	1,341	(422)	29,218	(7,176)	29,511
Net earnings	**—**	**—**	**—**	**3,044**	**—**	**3,044**
Other comprehensive income (loss)	**—**	**—**	**—**	**—**	**(151)**	**(151)**
Cash dividends declared, $0.40 per share	**—**	**—**	**—**	**(1,071)**	**—**	**(1,071)**
Stock options exercised, 26,750 shares	**—**	**(1)**	**286**	**—**	**—**	**285**
Stock options granted, 40,000 shares	**—**	**227**	**—**	**—**	**—**	**227**
Purchase of treasury stock, 13,752 shares	**—**	**—**	**(169)**	**—**	**—**	**(169)**
Balance at April 30, 2013	**$6,550**	**$1,567**	**$(305)**	**$31,191**	**$(7,327)**	**$31,676**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

Years Ended April 30 **Kewaunee Scientific Corporation**

$ and shares in thousands, except per share amounts	**2013**	2012
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 5,811**	$ 6,188
Restricted cash	**691**	704
Receivables, less allowance: $194 (2013); $311 (2012)	**25,884**	22,469
Inventories	**13,203**	11,760
Deferred income taxes	**654**	713
Prepaid expenses and other current assets	**987**	989
Total Current Assets	**47,230**	42,823
Property, Plant and Equipment, Net	**15,098**	15,346
Other Assets		
Deferred income taxes	**2,241**	1,656
Other	**4,173**	3,536
Total Other Assets	**6,414**	5,192
Total Assets	**$68,742**	$63,361
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Short-term borrowings and interest rate swap	**$ 6,997**	$ 6,816
Current obligations under capital leases	**—**	36
Current portion of long-term debt	**200**	200
Accounts payable	**10,406**	8,848
Employee compensation and amounts withheld	**2,076**	1,304
Deferred revenue	**488**	587
Other accrued expenses	**1,948**	1,674
Total Current Liabilities	**22,115**	19,465
Long-term debt	**3,267**	3,467
Accrued pension and deferred compensation costs	**9,667**	8,771
Total Liabilities	**35,049**	31,703
Commitments and Contingencies (Note 7)		
Stockholders' Equity		
Common stock, $2.50 par value, Authorized - 5,000 shares; Issued - 2,620 shares; Outstanding - 2,592 shares (2013); 2,579 shares (2012)	**6,550**	6,550
Additional paid-in-capital	**1,567**	1,341
Retained earnings	**31,191**	29,218
Accumulated other comprehensive loss	**(7,327)**	(7,176)
Common stock in treasury, at cost: 27 shares (2013); 40 shares (2012)	**(305)**	(422)
Total Kewaunee Scientific Corporation Stockholders' Equity	**31,676**	29,511
Noncontrolling Interest	**2,017**	2,147
Total Equity	**33,693**	31,658
Total Liabilities and Stockholders' Equity	**$68,742**	$63,361

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended April 30 **Kewaunee Scientific Corporation**

$ in thousands	**2013**	2012	2011
Cash Flows from Operating Activities			
Net earnings	**$ 3,681**	$ 1,800	$ 2,098
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	**2,653**	2,664	2,487
Bad debt provision	**34**	214	60
Non-cash stock option expense	**239**	261	225
Provision for deferred income tax expense (benefit)	**(526)**	(1,539)	223
(Increase) decrease in receivables	**(2,674)**	4,663	(1,237)
Increase in inventories	**(1,443)**	(1,294)	(2,116)
Increase (decrease) in accounts payable and other accrued expenses	**2,604**	(459)	(672)
(Decrease) increase in deferred revenue	**(874)**	(521)	522
Other, net	**133**	1,134	(319)
Net cash provided by operating activities	**3,827**	6,923	1,271
Cash Flows from Investing Activities			
Capital expenditures	**(2,405)**	(1,435)	(5,247)
Decrease (increase) in restricted cash	**13**	(151)	(9)
Net cash used in investing activities	**(2,392)**	(1,586)	(5,256)
Cash Flows from Financing Activities			
Dividends paid	**(1,035)**	(1,031)	(1,030)
Dividends paid to noncontrolling interest in subsidiaries	**(744)**	—	—
Net increase in short-term borrowings	**181**	228	1,716
Proceeds from long-term debt	**—**	—	4,000
Payments on capital leases	**(36)**	(83)	(82)
Payments on long-term debt	**(200)**	(200)	(133)
Net proceeds from exercise of stock options (including tax benefit)	**116**	—	34
Net cash (used in) provided by financing activities	**(1,718)**	(1,086)	4,505
Effect of exchange rate changes on cash, net	**(94)**	(465)	160
(Decrease) increase in Cash and Cash Equivalents	**(377)**	3,786	680
Cash and Cash Equivalents at Beginning of Year	**6,188**	2,402	1,722
Cash and Cash Equivalents at End of Year	**$ 5,811**	$ 6,188	$ 2,402
Supplemental Disclosure of Cash Flow Information			
Interest paid	**$ 374**	$ 444	$ 174
Income taxes paid	**$ 1,722**	$ 418	$ 1,474

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Summary of Significant Accounting Policies

Kewaunee Scientific Corporation (the "Company") designs, manufactures, and installs laboratory, healthcare, and technical furniture products. Laboratory furniture products include both steel and wood cabinetry, fume hoods, adaptable modular systems, moveable workstations, biological safety cabinets, and epoxy resin counters and sinks. Healthcare furniture products include laminate casework, storage systems, and related products for healthcare applications. Technical furniture products include column systems, slotted-post systems, pedestal systems, and stand-alone benches. The Company's sales are made through purchase orders and contracts submitted by customers, dealers and agents, a national stocking distributor, competitive bids submitted by the Company and its subsidiaries located in Singapore and Bangalore, India. The majority of the Company's products are sold to customers located in North America, primarily within the United States. The Company's laboratory products are used in chemistry, physics, biology and other general science laboratories in the pharmaceutical, biotechnology, industrial, chemical, commercial, educational, government and health care markets. Technical products are used in facilities manufacturing computers and light electronics and by users of computer and networking furniture. Laminate casework is used in educational, healthcare and industrial applications.

Principles of Consolidation The Company's consolidated financial statements include the accounts of Kewaunee Scientific Corporation and its four international subsidiaries. A brief description of each subsidiary, along with the amount of the Company's controlling financial interests, is as follows: (1) Kewaunee Labway Asia Pte. Ltd., a dealer for the Company's products in Singapore, is 51% owned by the Company; (2) Kewaunee Labway India Pvt. Ltd., a dealer for the Company's products in Bangalore, India, is 90% owned by Kewaunee Labway Asia, Pte. Ltd.; (3) Kewaunee Scientific Corporation India Pvt. Ltd. in Bangalore, India, a manufacturing and assembly operation, is 100% owned by the Company, and (4) Kewaunee Scientific Corporation Singapore Pte. Ltd., a holding company in Singapore, is 100% owned by the Company. All intercompany balances, transactions, and profits have been eliminated. Included in the consolidated financial statements are net assets of $11,189,000 and $9,648,000 at April 30, 2013 and 2012, respectively, of the Company's subsidiaries. Net sales by the Company's subsidiaries in the amount of $23,602,000, $18,876,000 and $15,882,000 were included in the consolidated statements of operations for fiscal years 2013, 2012 and 2011, respectively. On June 24, 2013, the Company entered into an agreement to purchase the minority shareholders' interest in Kewaunee Labway Asia Pte. Ltd. See Note 10 – Subsequent Event for additional information.

Cash and Cash Equivalents Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less. During the years ended April 30, 2013 and 2012, the Company had cash deposits in excess of FDIC insured limits. The Company has not experienced any losses from such deposits.

Restricted Cash Restricted cash includes bank deposits of a subsidiary used for performance guarantees against customer orders.

Allowance for Doubtful Accounts The Company evaluates the collectability of its trade accounts receivable based on a number of factors. In circumstances where management is aware of a customer's inability to meet its financial obligations to the Company, or a project dispute makes it unlikely that all of the receivable owed by a customer will be collected, a specific reserve for bad debts is estimated and recorded to reduce the recognized receivable to the estimated amount the Company believes will ultimately be collected. In addition to specific customer identification of potential bad debts, a general reserve for bad debts is estimated and recorded based on the customer's recent past loss history and an overall assessment of past due trade accounts receivable amounts outstanding. Accounts are written off when it is clearly established that the receivable is a bad debt. Recoveries of receivables previously written off are recorded when received. The activity in the allowance for doubtful accounts for each of the three years ended April 30 was:

$ in thousands	**2013**	2012	2011
Balance at beginning of year	**$ 311**	$ 250	$259
Bad debt provision	**34**	214	60
Doubtful accounts written off (net)	**(151)**	(153)	(69)
Balance at end of year	**$ 194**	$ 311	$250

Inventories The majority of inventories are valued at the lower of cost or market under the last-in, first-out ("LIFO") method. The LIFO method allocates the most recent costs to cost of products sold; and, therefore, recognizes into operating results fluctuations in costs of raw materials more quickly than other methods. Inventories at our international subsidiaries are measured on the first-in, first-out ("FIFO") method.

Property, Plant and Equipment Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is determined for financial reporting purposes principally on the straight-line method over the estimated useful lives of the individual assets or, for leaseholds, over the terms of the related leases, if shorter. Property, plant and equipment consisted of the following at April 30:

$ in thousands	2013	2012	Useful Life
Land	$ 41	$ 41	N/A
Building and improvements	14,921	14,626	10-40 years
Machinery and equipment	30,147	28,889	5-10 years
Total	45,109	43,556	
Less accumulated depreciation	(30,011)	(28,210)	
Net property, plant and equipment	$ 15,098	$ 15,346	

At April 30, 2012, equipment financed under capital leases with a cost of $307,000 was included in machinery and equipment. Management reviews the carrying value of property, plant and equipment for impairment whenever changes in circumstances or events indicate that such carrying value may not be recoverable. If projected undiscounted cash flows are not sufficient to recover the carrying value of the potentially impaired asset, the carrying value is reduced to estimated fair value. There were no impairments in fiscal years 2013, 2012 and 2011.

Other Assets Other assets at April 30, 2013 and 2012 included $4,077,000 and $3,454,000, respectively, of assets held in a trust account for non-qualified benefit plans and $96,000 and $83,000, respectively, of cash surrender values of life insurance policies. Life insurance policies are recorded at the amount that could be realized under the insurance contract as of the date of the Company's consolidated balance sheet with the change in cash surrender or contract value being recorded as income or expense during each period.

Use of Estimates The presentation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates. Significant estimates impacting the accompanying consolidated financial statements include the allowance for uncollectible accounts receivable, inventory valuation, and pension liabilities.

Fair Value of Financial Instruments A financial instrument is defined as cash equivalents, evidence of an ownership interest in an entity, or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from another party. The Company's financial instruments consist primarily of cash and equivalents, mutual funds, cash surrender value of life insurance policies and short-term borrowings. The carrying value of these assets and liabilities approximate their fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standard also expands disclosures about instruments measured at fair value and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value as follows:

Level 1 Quoted prices in active markets for identical assets or liabilities as of the reporting date.

Level 2 Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities as of the reporting date.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following tables summarize the Company's fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring and nonrecurring basis as of April 30, 2013 and 2012 (in thousands):

	2013			
Financial Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Trading securities held in deferred compensation plan (1)	$ 4,077	$ —	$ —	$ 4,077
Cash surrender value of life insurance policies (1)	—	96	—	96
Total	$ 4,077	$ 96	$ —	$ 4,173
Financial Liabilities				
Deferred compensation plans (2)	$ —	$ 4,399	$ —	$ 4,399
Interest rate swap derivative	—	344	—	344
Total	$ —	$ 4,743	$ —	$ 4,743

	2012			
Financial Assets	Level 1	Level 2	Level 3	Total
Trading securities held in deferred compensation plan (1)	$ 3,454	$ —	$ —	$ 3,454
Cash surrender value of life insurance policies (1)	—	83	—	83
Total	$ 3,454	$ 83	$ —	$ 3,537
Financial Liabilities				
Deferred compensation plans (2)	$ —	$ 3,717	$ —	$ 3,717
Interest rate swap derivative	—	378	—	378
Total	$ —	$ 4,095	$ —	$ 4,095

(1) The Company maintains an executive compensation plan which includes investment assets in a rabbi trust. These assets consist of marketable securities, which are valued using quoted market prices multiplied by the number of shares owned, and the cash surrender value of life insurance policies.

(2) The deferred compensation plan liability is equal to the individual participants' account balances under the plan.

Revenue Recognition Product sales and installation revenue are recognized when all of the following criteria have been met: (1) products have been shipped, or customers have purchased and accepted title to the goods, but because of construction delays, have requested that the Company temporarily store the finished goods on the customer's behalf; service revenue for installation of products sold is recognized as the installation services are performed, (2) persuasive evidence of an arrangement exists, (3) the price to the customer is fixed, and (4) collectability is reasonably assured.

Deferred revenue consists of customer deposits and advance billings of the Company's products where sales have not yet been recognized. Accounts receivable includes retainage in the amounts of $2,659,000 and $2,015,000 at April 30, 2013 and 2012, respectively. Shipping and handling costs are included in cost of sales. Because of the nature and quality of the Company's products, any warranty issues are determined in a relatively short period after the sale and are infrequent in nature, and as such, warranty costs are immaterial to the Company's consolidated financial position and results of operations and are expensed as incurred.

Product sales resulting from fixed-price construction contracts involve a signed contract for a fixed price to provide the Company's laboratory furniture and fume hoods for a construction project. In these instances, the Company is usually in the role of a subcontractor, but in some cases may enter into a contract directly with the end-user of the products. Contract arrangements normally do not contain a general right of return relative to the delivered items. Product sales resulting from fixed-price construction contracts are generated from multiple-element arrangements that require separate units of accounting and estimates regarding the fair value of individual elements. The Company has determined that its multiple-element arrangements that qualify as separate units of accounting are (1) product sales and (2) installation services. There is objective and reliable evidence of fair value for both the product sales and installation services and allocation of arrangement consideration for each of these units is based on their relative fair values. Each of these elements represent individual units of accounting, as the delivered item has value to a customer on a stand-alone basis. The Company's products are regularly sold on a stand-alone basis to customers which provides vendor-specific objective evidence of fair value. The fair value of installation services is separately calculated using expected costs of installation services. Many times the value of installation services is calculated using price quotations from subcontractors to the Company who perform installation services on a stand-alone basis.

Product sales resulting from purchase orders involve a purchase order received by the Company from its dealers or its stocking distributor. This category includes product sales for standard products, as well as products which require some customization. Any customization requirements are approved by the customer prior to manufacture of the customized product. Sales from purchase orders are recognized under the terms of the purchase order which generally are freight on board ("FOB") shipping point and do not include rights of return. Accordingly, these sales are recognized at the time of shipment.

Credit Concentration Credit risk is generally not concentrated with any one customer or industry, although the Company does enter into large contracts with individual customers from time to time. The Company performs credit evaluations of its customers. Revenues from the Company's national stocking distributor, VWR International, LLC, represented approximately 11%, 12% and 14% of the Company's total sales in fiscal years 2013, 2012 and 2011, respectively.

Income Taxes In accordance with ASC 740, "Income Taxes," the Company uses the liability method in measuring the provision for income taxes and recognizing deferred tax assets and liabilities on the balance sheet. ASC 740 clarifies the financial statement recognition threshold and measurement attribute of a tax position taken or expected to be taken in a tax return. Under ASC 740, the Company applies a more-likely-than-not recognition threshold for all tax uncertainties. ASC 740 only allows the recognition of those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities. The Company does not have any significant uncertain tax positions at April 30, 2013 and 2012.

Research and Development Costs Research and development costs are charged to expense in the periods incurred. Expenditures for research and development costs were $872,000, $941,000 and $1,181,000 for the fiscal years ended April 30, 2013, 2012 and 2011, respectively.

Advertising Costs Advertising costs are expensed as incurred, and include trade shows, training materials, sales samples, and other related expenses. Advertising costs for the years ended April 30, 2013, 2012 and 2011 were $395,000, $344,000 and $398,000, respectively.

Derivative Financial Instruments The Company records derivatives on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The nature of the Company's business activities involves the management of various financial and market risks, including those related to changes in interest rates. The Company does not enter into derivative instruments for speculative purposes. In June 2010, the Company entered into an interest rate swap agreement whereby the interest rate payable by the Company on the outstanding balance of the term loan was effectively converted to a fixed rate of 4.875% beginning August 2, 2010. In July 2009, the Company entered into an interest rate swap agreement whereby the interest rate payable by the Company on $2 million of outstanding advances under the revolving credit facility was effectively converted to a fixed interest rate of 3.9% for the period beginning August 3, 2009 and ending August 1, 2012. The Company entered into these interest rate swap arrangements to mitigate future interest rate risk associated with its loan balances and has designated these as cash flow hedges. (See Note 3.)

Foreign Currency Translation The financial statements of subsidiaries located outside the United States are measured using the local currency as the functional currency. Assets and liabilities of the Company's foreign subsidiaries are translated into United States dollars at fiscal year-end exchange rates. Sales, expenses, and cash flows are translated at weighted average exchange rates for each period. Net translation gains or losses are included in other comprehensive income, a separate component of stockholders' equity. The Company does not provide for U.S. income taxes on foreign currency translation adjustments, since it does not provide for taxes on undistributed earnings of foreign subsidiaries. Gains and losses from foreign currency transactions of these subsidiaries are included in net earnings.

Earnings Per Share Basic earnings per share is based on the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the assumed exercise and conversion of outstanding options under the Company's stock option plans, except when options have an antidilutive effect. Accordingly, options to purchase 72,850, 253,050 and 118,900 shares at April 30, 2013, 2012 and 2011, respectively, were not included in earnings per share. These options were not included in the computation of diluted earnings per share because the option exercise prices were greater than the average market price of the common shares at that date, and accordingly, such options would have an antidilutive effect.

The following is a reconciliation of basic to diluted weighted average common shares outstanding:

Shares in thousands	2013	2012	2011
Weighted average common shares outstanding			
Basic	**2,587**	2,579	2,575
Dilutive effect of stock options	**13**	1	10
Weighted average common shares outstanding—diluted	**2,600**	2,580	2,585

Accounting for Stock Options Compensation costs related to all stock awards granted by the Company are charged against income during their vesting period, under ASC 718, "Compensation – Stock Compensation," for stock options. The Company granted stock options for 40,000, 55,000 and 136,400 shares during fiscal years 2013, 2012 and 2011, respectively. (See Note 5.)

Reclassifications Certain 2012 amounts have been reclassified to conform with the 2013 presentation in the consolidated balance sheets and consolidated statements of cash flows. Such reclassifications had no impact on net earnings.

New Accounting Standards In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220) – Presentation of Comprehensive Income." This update requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income in either a single continuous statement or two separate but consecutive statements. This guidance does not change the items that must be reported in other comprehensive income. Subsequently, in December 2011, the FASB issued ASU 2011-12 which deferred some aspects of the June guidance that relate to the presentation of reclassification adjustments. ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted this standard effective May 1, 2012. The adoption of this standard did not have a significant impact on the Company's consolidated financial position or results of operations.

In February 2013, the FASB issued ASU 2013-02, "Comprehensive Income (Topic 220) – Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." This guidance adds new disclosure requirements for items reclassified out of accumulated other comprehensive income ("AOCI"), including changes in AOCI balances by component and significant items reclassified out of AOCI. This guidance does not amend any existing requirements for reporting net income or AOCI in the financial statements. The Company will adopt this standard in fiscal year 2014. The Company does not expect the adoption of this standard to have a significant impact on the Company's consolidated financial position or results of operations.

In March 2013, the FASB issued ASU 2013-05 "Foreign Currency Matters (Topic 830) – Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity." This guidance issued amendments to address the accounting for the cumulative translation adjustment when a parent entity sells or transfers either a subsidiary or group of assets within a foreign entity. The Company will adopt this standard in fiscal year 2015. The Company does not expect the adoption of this standard to have a significant impact on the Company's consolidated financial position or results of operations.

Note 2—Inventories

Inventories consisted of the following at April 30:

$ in thousands	2013	2012
Finished goods	**$ 4,052**	$ 3,570
Work-in-process	**1,678**	1,831
Materials and components	**7,473**	6,359
Total inventories	**$ 13,203**	$ 11,760

At April 30, 2013 and 2012, the Company's international subsidiaries' inventories were $2,077,000 and $1,253,000, respectively, measured using the first-in, first-out ("FIFO") method. If all of the Company's inventories had been determined using the FIFO method at April 30, 2013 and 2012, reported inventories would have been $1.3 million and $1.6 million greater, respectively. During fiscal year 2013, the LIFO index was less than 100% due to lower prices paid for certain raw materials. This reduction resulted in a liquidation of LIFO inventory quantities carried at higher costs prevailing in prior years as compared with the cost of purchases in fiscal year 2013, the effect of which decreased the cost of sales by $273,000. During fiscal year 2012, the LIFO index was higher than 100% due to higher prices for certain raw materials. This increase resulted in the addition of LIFO inventory quantities carried at lower costs prevailing in prior years as compared to the cost of purchases in fiscal year 2012, the effect of which increased the cost of sales by $146,000.

Note 3—Long-term Debt and Other Credit Arrangements

At April 30, 2013 the Company had an unsecured revolving credit facility in the amount of $15 million with an expiration date of July 31, 2014. Monthly interest payments under the facility are payable calculated at the 30-day LIBOR Market Interest Rate plus a variable rate ranging from 1.575% to 2.175%. The borrowing rate at April 30, 2013 was 1.773%, including a variable rate adjustment of 1.575%. The credit facility includes financial covenants with respect to certain ratios, including (a) debt-to-net worth, (b) fixed charge coverage, and (c) asset coverage. At April 30, 2013 and 2012, the Company was in compliance with all of the financial covenants.

At April 30, 2013, there were advances of $6.7 million outstanding under the revolving credit facility. Additionally, at April 30, 2013, the Company's Asia subsidiaries had standby letters of credit and bank guarantees in the aggregate amount of $2.1 million outstanding under the credit facility to guarantee performance on certain customer projects. All of the letters of credit and bank guarantees outstanding at April 30, 2013 have expiration dates during fiscal year 2014.

On August 2, 2010, the Company entered into a $4 million seven-year term loan secured by the Company's real property and equipment located in Statesville, North Carolina. Amounts outstanding under the term loan were as follows as of April 30:

$ in thousands	2013	2012
Term loan payable	**$ 3,467**	$ 3,667
Less: current portion	**(200)**	(200)
Long-term debt	**$ 3,267**	$ 3,467

The term loan requires monthly principal payments of $17,000, plus interest calculated at the 30-day LIBOR Market Index Rate plus 1.575%, with payment of the outstanding principal balance and any unpaid interest at the term loan maturity date. In June 2010, the Company entered into an interest rate swap agreement with a notional amount that is adjusted to match the outstanding principal on the related debt. Accordingly, the interest rate payable by the Company on the term loan was effectively converted to a fixed rate of 4.875% beginning August 2, 2010. Scheduled annual principal payments for the term loan are $200,000 for fiscal years 2014 through 2017 and $2,667,000 for fiscal year 2018.

On May 6, 2013, the Company entered into a new credit and security agreement that replaced and repaid the above credit facility and term loan. See Note 10 – Subsequent Event for additional information.

Note 4—Income Taxes

Income tax expense consisted of the following:

$ in thousands	2013	2012	2011
Current tax expense (benefit):			
Federal	**$ 941**	$ 247	$ 300
State and local	**184**	63	124
Foreign	**791**	838	185
Total current tax expense	**1,916**	1,148	609
Deferred tax expense (benefit):			
Federal	**(346)**	(338)	170
State and local	**(24)**	(12)	83
Foreign	**(6)**	(59)	2
Total deferred tax expense (benefit)	**(376)**	(409)	255
Net income tax expense	**$ 1,540**	$ 739	$ 864

The reasons for the differences between the above net income tax expense and the amounts computed by applying the statutory federal income tax rates to earnings before income taxes are as follows:

$ in thousands	2013	2012	2011
Income tax expense at statutory rate	**$ 1,775**	$ 863	$ 1,007
State and local taxes, net of federal income tax benefit (expense)	**128**	3	96
Tax credits (state, net of federal benefit)	**(118)**	(76)	(122)
Effects of differing US and foreign tax rates	**(106)**	(61)	(155)
(Decrease) increase in valuation allowance	**(14)**	73	—
Other items, net	**(125)**	(63)	38
Net income tax expense	**$ 1,540**	$ 739	$ 864

Significant items comprising deferred tax assets and liabilities as of April 30 were as follows:

$ in thousands	2013	2012
Deferred tax assets:		
Accrued employee benefit expenses	**$ 568**	$ 480
Allowance for doubtful accounts	**52**	95
Deferred compensation	**1,688**	1,446
Tax credits	**336**	375
Unrecognized actuarial loss, defined benefit plans	**4,309**	4,146
Other	**86**	93
Total deferred tax assets	**7,039**	6,635
Deferred tax liabilities:		
Book basis in excess of tax basis of property, plant and equipment	**(1,953)**	(2,166)
Prepaid pension	**(2,260)**	(2,180)
Other	**128**	153
Total deferred tax liabilities	**(4,085)**	(4,193)
Less: valuation allowance	**(59)**	(73)
Net deferred tax assets (liabilities)	**$ 2,895**	$ 2,369
Deferred tax assets classified in the balance sheet:		
Current	**$ 654**	$ 713
Long-term	**2,241**	1,656
Net deferred tax assets (liabilities)	**$ 2,895**	$ 2,369

At April 30, 2013, the Company had federal tax credit carryforwards in the amount of $50,000 expiring beginning in 2020 and state tax credit carryforwards in the amount of $286,000, net of federal benefit, expiring beginning in 2014. After a review of the expiration schedule of the tax credits and future taxable income required to utilize such credits before their expiration, a valuation allowance of $59,000 and $73,000 was recorded at April 30, 2013 and 2012, respectively.

Note 5—Stock Options and Share-Based Compensation

The stockholders approved the 2010 Stock Option Plan for Directors ("2010 Plan") in fiscal year 2011 which allows the Company to grant options on an aggregate of 100,000 shares of the Company's common stock. Under this plan, each eligible director will be granted options to purchase 10,000 shares at the fair market value at the date of grant for a term of five years. These options will be exercisable in four equal installments, one-fourth becoming exercisable on the next August 1 following the date of grant, and one-fourth becoming exercisable on August 1 of each of the next three years. At April 30, 2013, there were 45,000 shares available for future grants under the 2010 Plan.

The stockholders approved the 2008 Key Employee Stock Option Plan ("2008 Plan") in fiscal year 2009 which allows the Company to grant options on an aggregate of 300,000 shares of the Company's common stock. This plan replaced the Company's previous stock option plans, but certain unexercised options previously granted under the old plans remain outstanding. Under both plans, options were granted at not less than the fair market value at the date of grant and options are exercisable in such installments, for such terms (up to 10 years), and at such times, as the Board of Directors may determine at the time of the grant. At April 30, 2013, there were 80,300 shares available for future grants under the 2008 Plan.

The Company recorded stock-based compensation expense in accordance with ASC 718. In order to determine the fair value of stock options on the date of grant, the Company applied the Black-Scholes option pricing model. Inherent in the model are assumptions related to expected stock-price volatility, option life, risk-free interest rate, and dividend yield. For stock options granted during the fiscal years 2013, 2012 and 2011, the Company believes that its historical share option experience does not provide a reasonable basis upon which to estimate expected term. The stock options granted have the "plain-vanilla" characteristics as defined in SEC Staff Accounting Bulletin No. 107 (SAB 107). The Company utilized the Safe Harbor option "Simplified Method" to determine the expected term of these options in accordance with the guidance of SAB 107 for options granted. The Company intends to continue to utilize the "Simplified Method" for future grants in accordance with the guidance of SAB 110 until such time that the Company believes that its historical share option experience will provide a reasonable basis to estimate expected term. The fair value of the options granted as shown below was estimated using the Black-Scholes model with the following assumptions:

	2013	2012		2011	
	2008 Plan	2008 Plan	2010 Plan	2008 Plan	2010 Plan
Options granted	**40,000**	45,000	10,000	56,400	80,000
Weighted average expected stock price volatility	**51.18%**	48.51%	29.92%	47.53%	57.63%
Expected option life	**6.25 years**	6.25 years	2.42 years	6.25 years	3.75 years
Average risk-free interest rate	**1.35%**	2.74%	0.90%	1.80%	0.95%
Average dividend yield	**4.34%**	3.48%	3.38%	2.95%	2.95%
Estimated fair value of each option	**$3.86**	$3.06	$1.53	$3.79	$3.83

The stock-based compensation expense is recorded over the vesting period (4 years) for the options granted, net of tax. The Company recorded $239,000, $261,000 and $225,000 of compensation expense and $93,000, $100,000 and $86,000 deferred income tax benefit in fiscal years 2013, 2012 and 2011, respectively. The remaining compensation expense of $373,000 and $145,000 deferred income tax benefit will be recorded over the remaining vesting periods.

The Company utilized treasury stock to satisfy stock options exercised during fiscal years 2013, 2012 and 2011. Stock option activity and weighted average exercise price is summarized as follows:

	2013		2012		2011	
	Number of Shares	**Weighted Average Exercise Price**	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**298,050**	**$11.60**	279,800	$11.94	158,925	$12.86
Granted	**40,000**	**11.78**	55,000	8.90	136,400	10.64
Canceled	**(15,750)**	**10.57**	(22,250)	10.64	(1,675)	11.83
Exercised	**(26,750)**	**9.86**	(14,500)	9.39	(13,850)	9.71
Outstanding at end of year	**295,550**	**$11.84**	298,050	$11.60	279,800	$11.94
Exercisable at end of year	**157,250**	**$12.91**	126,425	$13.00	81,588	$12.86

The number of options outstanding, exercisable, and their weighted average exercise prices were within the following price ranges at April 30, 2013:

	Exercise Price Range	
	$8.59-$12.66	**$14.69-$14.90**
Options outstanding	**222,700**	**72,850**
Weighted average exercise price	**$10.87**	**$14.79**
Weighted average remaining contractual life	**6.58 years**	**4.84 years**
Aggregate intrinsic value	**$485,000**	—
Options exercisable	**84,400**	**72,850**
Weighted average exercise price	**$11.28**	**$14.79**
Aggregate intrinsic value	**$150,000**	—

Note 6—Accumulated Other Comprehensive Income (Loss)

The Company's other comprehensive income (loss) consists of unrealized gains and losses on the translation of the assets, liabilities, and equity of its foreign subsidiaries, changes in the fair value of its cash flow hedges, and additional minimum pension liability adjustments, net of income taxes. The before tax income (loss), related income tax effect, and accumulated balances are as follows:

$ in thousands	Cash Flow Hedge	Foreign Currency Translation Adjustment	Minimum Pension Liability Adjustment	Total Accumulated Other Comprehensive Income (Loss)
Balance at April 30, 2010	(31)	17	(4,884)	(4,898)
Foreign currency translation adjustment	—	21	—	21
Change in fair value of cash flow hedges	(172)	—	—	(172)
Change in unrecognized actuarial loss on pension obligations	—	—	88	88
Income tax effect	65	—	(34)	31
Balance at April 30, 2011	(138)	38	(4,830)	(4,930)
Foreign currency translation adjustment	—	(466)	—	(466)
Change in fair value of cash flow hedges	(157)	—	—	(157)
Change in unrecognized actuarial loss on pension obligations	—	—	(2,753)	(2,753)
Income tax effect	59	—	1,071	1,130
Balance at April 30, 2012	(236)	(428)	(6,512)	(7,176)
Foreign currency translation adjustment	—	**84**	—	**84**
Change in fair value of cash flow hedges	**34**	—	—	**34**
Change in unrecognized actuarial loss on pension obligations	—	—	**(419)**	**(419)**
Income tax effect	**(13)**	—	**163**	**150**
Balance at April 30, 2013	**$ (215)**	**$ (344)**	**$(6,768)**	**$(7,327)**

Note 7—Commitments and Contingencies

The Company leases both its primary distribution facility and warehouse facility under non-cancelable operating leases. The Company also leases some of its machinery and equipment under non-cancelable operating leases. Most of these leases provide the Company with renewal and purchase options, and most leases of machinery and equipment have certain early cancellation rights. Rent expense for these operating leases was $2,288,000, $2,425,000 and $2,323,000 in fiscal years 2013, 2012 and 2011, respectively. Future minimum payments under the above non-cancelable lease arrangements for the years ending April 30 are as follows:

$ in thousands	Operating
2014	$1,832
2015	1,671
2016	1,298
2017	1,088
2018	825
Thereafter	570
Total minimum lease payments	$7,284

The Company is involved in certain claims and legal proceedings in the normal course of business which management believes will not have a material adverse effect on the Company's consolidated financial condition or results of operations.

Note 8—Retirement Benefits

Defined Benefit Plans

The Company has non-contributory defined benefit pension plans covering a significant number of salaried and hourly employees. These plans were amended as of April 30, 2005; no further benefits have been, or will be, earned under the plans subsequent to the amendment date, and no additional participants will be added to the plans. The defined benefit plan for salaried employees provides pension benefits that are based on each employee's years of service and average annual compensation during the last 10 consecutive calendar years of employment as of April 30, 2005. The benefit plan for hourly employees provides benefits at stated amounts based on years of service as of April 30, 2005. The Company uses an April 30 measurement date for its defined benefit plans. The change in projected benefit obligations and the change in fair value of plan assets for the non-contributory defined benefit pension plans for each of the years ended April 30 are summarized as follows:

$ in thousands	2013	2012
Accumulated Benefit Obligation, April 30	**$20,683**	$19,061
Change in Projected Benefit Obligations		
Projected benefit obligations, beginning of year	**$19,061**	$17,328
Interest cost	**906**	942
Actuarial loss	**1,610**	1,611
Actual benefits paid	**(894)**	(820)
Projected benefit obligations, end of year	**20,683**	19,061
Change in Plan Assets		
Fair value of plan assets, beginning of year	**14,007**	14,979
Actual return (loss) on plan assets	**1,302**	(554)
Employer contributions	**1,000**	402
Actual benefits paid	**(894)**	(820)
Fair value of plan assets, end of year	**15,415**	14,007
Funded status – under	**$ (5,268)**	$ (5,054)
Amounts Recognized in the Consolidated Balance Sheets consist of:		
Noncurrent assets	**$ —**	$ —
Noncurrent liabilities	**(5,268)**	(5,054)
Net amount recognized	**$ (5,268)**	$ (5,054)
Amounts recognized in accumulated other comprehensive income (loss) consist of:		
Net actual loss	**$11,078**	$10,658
Deferred tax benefit	**(4,310)**	(4,146)
After-tax actuarial loss	**$ 6,768**	$ 6,512
Weighted-Average Assumptions Used to Determine Benefit Obligations at April 30		
Discount rate	**4.25%**	4.75%
Rate of compensation increase	**N/A**	N/A
Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Years Ended April 30		
Discount rate	**4.75%**	5.60%
Expected long-term return on plan assets	**8.50%**	8.75%
Rate of compensation increase	**N/A**	N/A

The components of the net periodic pension cost for each of the fiscal years ended April 30 are as follows:

$ in thousands	**2013**	2012	2011
Interest cost	**$ 906**	$ 942	$ 959
Expected return on plan assets	**(1,213)**	(1,306)	(1,155)
Recognition of net loss	**1,102**	717	687
Net periodic pension cost	**$ 795**	$ 353	$ 491

The estimated net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost during the fiscal year 2014 is $1,138,000.

The Company's funding policy is to contribute to the plans when pension laws and economics either require or encourage funding. Contributions of $1,000,000 and $402,000 were made to the plan in fiscal years 2013 and 2012, respectively. The Company anticipates that contributions in the amount of $370,000 will be made to the plans in fiscal year 2014.

The following benefit payments are expected to be paid from the benefit plans in the fiscal years ending April 30:

$ in thousands	Amount
2014	$ 1,050
2015	1,122
2016	1,199
2017	1,220
2018	1,266
2019-2023	6,684

The Company employs a building block approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term historical relationships between equities and fixed-income securities are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long-term. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The expected long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are also reviewed to check for reasonableness and appropriateness.

The Company uses a Yield Curve technique methodology to determine its GAAP discount rate. Under this approach, future benefit payment cash flows are projected from the pension plan on a projected benefit obligation basis. The payment stream is discounted to a present value using an interest rate applicable to the timing of each respective cash flow. The graph of these time-dependent interest rates is known as a yield curve. The interest rates comprising the Yield Curve are determined through a statistical analysis performed by the IRS and issued each month in the form of a pension discount curve. For this purpose, the universe of possible bonds consists of a set of bonds which are designated as corporate, have high quality ratings (AAA, AA, or A) from nationally recognized statistical rating organizations, and have at least $250 million in par amount outstanding on at least one day during the reporting period. A 1% increase/decrease in the discount rate for fiscal years 2013 and 2012 would decrease/increase pension expense by approximately $166,000 and $152,000, respectively.

The Company uses a total return investment approach, whereby a mix of equities and fixed-income investments are used to attempt to maximize the long-term return on plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small and large capitalizations. The target allocations based on the Company's investment policy were 70% in equity securities and 30% in fixed-income securities at both April 30, 2013 and April 30, 2012. A 1% increase/decrease in the expected return on assets for fiscal years 2013 and 2012 would decrease/increase pension expense by approximately $143,000 and $149,000, respectively.

Plan assets by asset categories as of April 30, 2013 and 2012 were as follows:

$ in thousands Asset Category	2013 Amount	2013 %	2012 Amount	2012 %
Equity Securities	$ 7,754	50	$ 9,417	67
Fixed Income Securities	4,475	29	4,547	33
Cash and Cash Equivalents	3,186	21	43	—
Totals	$15,415	100	$14,007	100

The following tables present the fair value of the assets in our defined benefit pension plans at April 30, 2013 and 2012:

	2013		
Asset Category	Level 1	Level 2	Level 3
Large Cap	$ 5,875	$ —	$ —
Small/Mid Cap	1,535	—	—
Emerging Markets	216	—	—
Real Estate/Commodities	128	—	—
Fixed Income	4,475	—	—
Cash and Cash Equivalents	3,186	—	—
Totals	$15,415	$ —	$ —

	2012		
Asset Category	Level 1	Level 2	Level 3
Large Cap	$ 5,225	$ —	$ —
Small/Mid Cap	1,329	—	—
International	1,202	—	—
Emerging Markets	1,134	—	—
Real Estate/Commodities	527	—	—
Fixed Income	4,547	—	—
Cash and Cash Equivalents	43	—	—
Totals	$14,007	$ —	$ —

Level 1 retirement plan assets include United States currency held by a designated trustee and equity funds of common and preferred securities issued by domestic and foreign corporations. These equity funds are traded actively on exchanges and price quotes for these shares are readily available.

Defined Contribution Plan

The Company has a defined contribution plan covering substantially all salaried and hourly employees. The plan provides benefits to all employees who have attained age 21, completed three months of service, and who elect to participate. The plan provides that the Company make matching contributions equal to 100% of the employee's qualifying contribution up to 3% of the employee's compensation, and make matching contributions equal to 50% of the employee's contributions between 3% and 5% of the employee's compensation, resulting in a maximum employer contribution equal to 4% of the employee's compensation. Additionally, the plan provides that the Company may elect to make a non-matching contribution for participants employed by the Company on December 31 of each year up to 1% of the participant's qualifying compensation for that calendar year. The Company's contributions to the plan in fiscal years 2013, 2012 and 2011 were $659,000, $664,000 and $847,000, respectively.

Note 9—Segment Information

The Company's operations are classified into two business segments: Domestic Operations and International Operations. The Domestic Operations segment principally designs, manufactures, and installs scientific and technical furniture, including steel and wood laboratory cabinetry, fume hoods, laminate casework, flexible systems, worksurfaces, workstations, workbenches, and computer enclosures. The International Operations segment, which consists of four foreign subsidiaries as identified in Note 1, provides both the Company's products and services, including facility design, detailed engineering, construction, and project management from the planning stage through testing and commissioning of laboratories.

Intersegment transactions are recorded at normal profit margins. All intercompany balances and transactions have been eliminated. Certain corporate expenses shown below have not been allocated to the business segments.

The following table shows revenues, earnings, and other financial information by business segment for each of the three years ended April 30:

$ in thousands	Domestic Operations	International Operations	Corporate	Total
Fiscal Year 2013				
Revenues from external customers	**$93,519**	**$23,602**	**$ —**	**$117,121**
Intersegment revenues	**6,722**	**2,443**	**(9,165)**	**—**
Depreciation	**2,523**	**130**	**—**	**2,653**
Operating earnings (loss) before income taxes	**6,908**	**2,622**	**(4,309)**	**5,221**
Income tax expense (benefit)	**2,025**	**786**	**(1,271)**	**1,540**
Net earnings attributable to noncontrolling interest	**—**	**637**	**—**	**637**
Net earnings (loss) attributable to Kewaunee Scientific Corporation	**4,883**	**1,199**	**(3,038)**	**3,044**
Segment assets	**52,252**	**16,490**	**—**	**68,742**
Expenditures for segment assets	**2,314**	**91**	**—**	**2,405**
Revenues (excluding intersegment) to customers in foreign countries	**942**	**23,602**	**—**	**24,544**
Fiscal Year 2012				
Revenues from external customers	$83,971	$18,876	$ —	$102,847
Intersegment revenues	5,290	3,051	(8,341)	—
Depreciation	2,513	151	—	2,664
Operating earnings (loss) before income taxes	3,400	2,472	(3,333)	2,539
Income tax expense (benefit)	1,349	779	(1,389)	739
Net earnings attributable to noncontrolling interest	—	769	—	769
Net earnings (loss) attributable to Kewaunee Scientific Corporation	2,051	924	(1,944)	1,031
Segment assets	49,373	13,988	—	63,361
Expenditures for segment assets	1,395	40	—	1,435
Revenues (excluding intersegment) to customers in foreign countries	1,717	18,876	—	20,593
Fiscal Year 2011				
Revenues from external customers	$84,121	$15,882	$ —	$100,003
Intersegment revenues	3,825	1,297	(5,122)	—
Depreciation	2,312	175	—	2,487
Operating earnings (loss) before income taxes	5,150	1,008	(3,196)	2,962
Income tax expense (benefit)	1,650	188	(974)	864
Net earnings attributable to noncontrolling interest	—	248	—	248
Net earnings (loss) attributable to Kewaunee Scientific Corporation	3,500	572	(2,222)	1,850
Segment assets	52,812	10,246	—	63,058
Expenditures for segment assets	5,070	177	—	5,247
Revenues (excluding intersegment) to customers in foreign countries	2,663	15,882	—	18,545

Note 10—Subsequent Event

On May 6, 2013, the Company entered into a new credit and security agreement (the "Loan Agreement") with a new lender consisting of (1) a $20 million revolving credit facility which matures on May 1, 2016 ("Line of Credit"), (2) a term loan in the amount of $3,450,000 which matures on May 1, 2020 ("Term Loan A") and (3) a term loan in the amount of $1,550,000 which matures on May 1, 2020 ("Term Loan B" and together with Term Loan A, the "Term Loans"). The Line of Credit provided funds to refinance all existing indebtedness to the Company's current lender and for working capital and other general corporate purposes. In addition, it provides for the issuance of up to $4.7 million of letters of credit for our account. Indebtedness under the Line of Credit bears interest at a variable rate per annum equal to Daily One Month LIBOR plus 1.5% per annum. Payments are due under Term Loan A in consecutive equal monthly principal payments in the amount of $17,000 until August 1, 2017, and then in consecutive equal monthly principal payments in the amount of $79,000 each, commencing on September 1, 2017 and continuing on the first business day of each month thereafter until May 1, 2020, and at that time, all principal, accrued unpaid interest and other charges outstanding under Term Loan A shall be due and payable in full. The interest rate on Term Loan A, after consideration of interest rate swap agreements, is a fixed rate per annum equal to 4.875%, and effective August 1, 2017, such rate converts to a fixed rate per annum of 4.37%. Payments are due under the Term Loan B in consecutive equal monthly principal payments in the amount of $18,000 until May 1, 2020, and at that time, all principal, accrued unpaid interest and other charges outstanding under Term Loan B shall be due and payable in full. The interest rate on Term Loan B, after consideration of interest rate swap agreement, is a variable rate per annum equal to One Month LIBOR plus 1.575% per annum, and effective November 3, 2014, such rate converts to a fixed rate per annum of 3.07%.

On June 24, 2013, the Company entered into an Agreement (the "Agreement") through one of its subsidiaries, to purchase the 49% minority ownership of its subsidiary, Kewaunee Labway Asia Pte. Ltd. (the "Subsidiary") for a total purchase price of $3,550,000. The purchase price includes $1,800,000 representing the minority ownership share of the accumulated undistributed earnings of the Subsidiary reported as noncontrolling interest in the Company's total equity shown in the Company's consolidated balance sheet at April 30, 2013. The terms under the Agreement include payments of $1,775,000 at the date of the agreement, $887,500 on June 24, 2014 and $887,500 on June 24, 2015. The Subsidiary and its subsidiary in India, Kewanee Labway India Pvt. Ltd., serve as the Company's principal sales and distribution organization for sales to international customers.

Note 11—Consolidated Quarterly Data (Unaudited)

Selected quarterly financial data for fiscal years 2013 and 2012 were as follows:

$ in thousands, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2013				
Net sales	**$26,683**	**$31,185**	**$27,450**	**$31,803**
Gross profit	**5,243**	**5,227**	**5,009**	**6,779**
Net earnings	**688**	**807**	**782**	**1,404**
Less: net earnings attributable to the noncontrolling interest	**54**	**158**	**238**	**187**
Net earnings attributable to Kewaunee Scientific Corporation	**634**	**649**	**544**	**1,217**
Net earnings per share attributable to Kewaunee Scientific Corporation				
Basic	**0.25**	**0.25**	**0.21**	**0.47**
Diluted	**0.25**	**0.25**	**0.21**	**0.46**
Cash dividends per share	**0.10**	**0.10**	**0.10**	**0.10**
Fiscal Year 2012				
Net sales	$26,321	$25,962	$21,574	$28,990
Gross profit	4,188	3,845	3,771	7,352
Net earnings (loss)	108	(156)	34	1,814
Less: net earnings (loss) attributable to the noncontrolling interest	86	(31)	156	558
Net earnings (loss) attributable to Kewaunee Scientific Corporation	22	(125)	(122)	1,256
Net earnings (loss) per share attributable to Kewaunee Scientific Corporation				
Basic	0.01	(0.05)	(0.05)	0.49
Diluted	0.01	(0.05)	(0.05)	0.49
Cash dividends per share	0.10	0.10	0.10	0.10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8, (No. 333-98963, No. 333-160276 and No. 333-176447) of Kewaunee Scientific Corporation of our report dated July 18, 2013 relating to the consolidated financial statements which report appears in this Form 10-K.

/s/ CHERRY BEKAERT LLP
Charlotte, North Carolina

July 18, 2013

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are intended to ensure that the information required to be disclosed in our filings under the Securities Exchange Act of 1934 (the "Exchange Act") is properly and timely recorded, processed, summarized, and reported. Our management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of disclosure controls and procedures as of April 30, 2013 pursuant to Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that we are able to collect, process, record, and disclose, within the required time periods, the information we are required to disclose in the reports filed with the Securities and Exchange Commission. In designing disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving desired control objectives, and that management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Nevertheless, we believe that our disclosure controls and procedures are effective.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management concluded the Company maintained effective internal control over financial reporting as of April 30, 2013.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report.

Changes in Internal Control Over Financial Reporting

There have been no significant changes in our internal controls over financial reporting that occurred during our fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

(a) The information appearing in the sections entitled "Election of Directors" and "Meetings and Committees of the Board" included in our Proxy Statement for use in connection with our annual meeting of stockholders to be held on August 28, 2013 (the "Proxy Statement") is incorporated herein by reference. The Proxy Statement will be filed with the SEC within 120 days of our most recently completed fiscal year.

(b) The names and ages of our executive officers as of July 8, 2013 and their business experience during the past five years are set forth below:

Executive Officers

Name	Age	Position
David M. Rausch	54	President and Chief Executive Officer
D. Michael Parker	61	Senior Vice President, Finance, Chief Financial Officer, Treasurer and Secretary
K. Bain Black	67	Vice President, Sales and Marketing, Healthcare and Technical Products
Dana L. Dahlgren	57	Vice President, Sales and Marketing, Laboratory Products
Elizabeth D. Phillips	36	Vice President, Human Resources
Kurt P. Rindoks	55	Vice President, Engineering and Product Development
Keith D. Smith	44	Vice President, Manufacturing
Sudhir K. (Steve) Vadehra	66	Vice President, International Operations

David M. Rausch has served as President and Chief Executive Officer since July 1, 2013. He joined the Company in March 1994 as Manager of Estimating and was promoted to Southeast Regional Sales Manager in December 1996, then to Director of Sales for Network Storage Systems products in May 2000. In August 2001, he was promoted to Project Sales Manager, and in this position, he also had direct management responsibility for the Estimating Department. Mr. Rausch was elected Vice President of Construction Services in June 2007. In June 2011, he was elected Senior Vice President of Construction Services and General Manager of the Laminate Furniture Division, and in March 2012, he was elected President and Chief Operating Officer.

D. Michael Parker joined the Company in November 1990 as Director of Financial Reporting and Accounting and was promoted to Corporate Controller in November 1991. Mr. Parker has served as Chief Financial Officer, Treasurer and Secretary since August 1995. He was elected Vice President of Finance in August 1995 and Senior Vice President of Finance in August 2000.

K. Bain Black joined the Company in August 2004 as the General Sales Manager for the Technical Products Group. He was elected Vice President and General Manager of the Technical Products Group, effective July 1, 2005 and Vice President, Sales and Marketing of Healthcare and Technical Products, effective June 27, 2012. Prior to joining the Company, Mr. Black was Director of Marketing for Newton Instrument Company, a manufacturer of products for the telecom industry, from 2001 to 2003. Prior thereto, he was a partner and President of TechMetals, LLC beginning in 1997.

Dana L. Dahlgren joined the Company in November 1989 as a Regional Sales Manager and was promoted to Director of Sales and Marketing of the Laboratory Products Group in September 1998. Mr. Dahlgren was elected Vice President of Sales and Marketing of the Laboratory Products Group in June 2004.

Elizabeth D. Phillips joined the Company in August 2006 as Human Resources and Training Manager. She was promoted to Director of Human Resources in June 2007 and was elected Vice President of Human Resources in June 2009. Prior to joining the Company, she was Director of Human Resources for Vanguard Furniture Co., Inc., a manufacturer of household furniture, from April 2004 until August 2006.

Kurt P. Rindoks joined the Company in January 1985 as an engineer. He was promoted to Director of Product Development in August 1991 and assumed the additional responsibilities of Director of Engineering in July 1995. He has served as Vice President of Engineering and Product Development since September 1996. Additionally, from May 1998 through October 2001, he served as General Manager of the Company's Resin Materials Division.

Keith D. Smith joined the Company in 1993 as a department supervisor in the Metal Plant and served as Resin Plant Manager from 1995 until April 2001 when he was promoted to Wood Plant Manager. He served as Wood Plant Manager until he assumed the position of Director of Manufacturing in November 2003, a position he held until he was promoted to Vice President of Manufacturing, effective July 1, 2005.

Sudhir K. (Steve) Vadehra joined the Company in October 1999. He was elected Vice President of International Operations in June 2004. He also has served as the Managing Director of Kewaunee Labway Asia Pte. Ltd., the Company's joint venture subsidiary in Singapore, since the subsidiary's formation in June 1998.

Section 16(a) Beneficial Ownership Reporting Compliance

The information appearing in the section entitled "Securities Ownership of Certain Beneficial Owners – Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement is incorporated herein by reference.

Code of Ethics

A copy of our code of ethics that applies to our Chief Executive Officer and Chief Financial Officer, entitled "Ethics Obligations for Chief Executive Officer and Employees with Financial Reporting Responsibilities," is available free of charge through our website at **www.kewaunee.com**.

Audit Committee

The information appearing in the section entitled "Election of Directors – Meetings and Committees of the Board" in our Proxy Statement is incorporated herein by reference.

Item 11. Executive Compensation

The information appearing in the sections entitled "Compensation Discussion and Analysis," "Compensation Tables," "Agreements with Certain Executives," and "Election of Directors – Compensation Committee Interlocks and Insider Participation" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information appearing in the sections entitled "Security Ownership of Directors and Executive Officers" and "Security Ownership of Certain Beneficial Owners" in the Proxy Statement is incorporated herein by reference.

The following table sets forth certain information as of April 30, 2013 with respect to compensation plans under which our equity securities are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by Security Holders:			
2000 Key Employee Stock Option Plan	40,100	$14.88	—
2008 Key Employee Stock Option Plan	205,450	$11.55	80,300
2010 Stock Option Plan for Directors	50,000	$10.58	45,000
Equity Compensation Plans not approved by Security Holders:	—	—	—

Refer to Note 5 of the Company's consolidated financial statements for additional information.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information appearing in the sections entitled "Election of Directors" and "Agreements with Certain Executives" in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information appearing in the section entitled "Independent Registered Public Accounting Firm – Audit Fees and Non-Audit Fees" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed or incorporated by reference as part of this Annual Report:

(a)(2) Consolidated Financial Statement Schedules

Financial statement schedules have been omitted because the information required has been separately disclosed in the consolidated financial statements or related notes.

(a)(3) Exhibits

Exhibits required by Item 601 of Regulation S-K are listed in the Exhibit Index, which is attached hereto at pages 40 through 41 and which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEWAUNEE SCIENTIFIC CORPORATION

By: /s/ David M. Rausch
David M. Rausch
President and Chief Executive Officer

Date: July 18, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant and in the capacities and on the dates indicated have signed this report below.

(i) Principal Executive Officer

/s/ David M. Rausch
David M. Rausch
President and Chief Executive Officer

(ii) Principal Financial and Accounting Officer

/s/ D. Michael Parker
D. Michael Parker
Senior Vice President, Finance
Chief Financial Officer,
Treasurer and Secretary

(iii) A majority of the Board of Directors:

July 18, 2013

/s/ John C. Campbell, Jr. John C. Campbell, Jr.	/s/ David S. Rhind David S. Rhind
/s/ Ross W. McCanless Ross W. McCanless	/s/ John D. Russell John D. Russell
/s/ Margaret B. Pyle Margaret B. Pyle	/s/ Donald F. Shaw Donald F. Shaw
/s/ David M. Rausch David M. Rausch	/s/ William A. Shumaker William A. Shumaker

[THIS PAGE INTENTIONALLY LEFT BLANK]

BOARD OF DIRECTORS

John C. Campbell, Jr.
Retired Private Consultant

Ross W. McCanless
Chief Legal Officer
HVM, L.L.C.

Margaret B. Pyle
Attorney
Vice Chairman,
Chief Legal Counsel
The Pyle Group

David M. Rausch
President,
Chief Executive Officer
Kewaunee Scientific Corporation

David S. Rhind
Deputy General Counsel
Hudson Global, Inc.

John D. Russell
Managing Director, ForteONE
Former Chief Executive Officer
Maysteel, LLC

Donald F. Shaw
Retired CEO
ISEC, Inc.

William A. Shumaker
Chairman of the Board
Kewaunee Scientific Corporation

EXECUTIVE OFFICERS

David M. Rausch
President,
Chief Executive Officer

D. Michael Parker
Senior Vice President, Finance,
Chief Financial Officer,
Treasurer, Secretary

K. Bain Black
Vice President, Sales & Marketing
Healthcare & Technical Products

Dana L. Dahlgren
Vice President, Sales & Marketing
Laboratory Products

Elizabeth D. Phillips
Vice President, Human Resources

Kurt P. Rindoks
Vice President, Engineering
& Product Development

Keith D. Smith
Vice President, Manufacturing

Sudhir K. Vadehra
Vice President,
International Operations

CORPORATE HEADQUARTERS

2700 West Front Street
Statesville, NC 28677-2927
P.O. Box 1842, Statesville, NC 28687-1842
Telephone: 704-873-7202
Facsimile: 704-873-1275

INTERNATIONAL HEADQUARTERS

Kewaunee Labway Asia Pte. Ltd.
194 Pandan Loop, #6-22
Pantech Industrial Complex
Singapore 128 383
Telephone: 65-6773-0288
Facsimile: 65-6773-2322

STOCKHOLDER INFORMATION

Financial Information

The Company's Form 10-K financial report, filed annually with the Securities and Exchange Commission, may be obtained by stockholders without charge on the Internet at http://www.kewaunee.com or by writing the Secretary of the Company, Kewaunee Scientific Corporation, P.O. Box 1842, Statesville, NC 28687-1842.

The Company's common stock is listed on the NASDAQ Global Market.

Trading symbol: KEQU

Recent financial information and Company news is available on the Internet at http://www.kewaunee.com.

Notice of Annual Meeting

The Annual Meeting of Stockholders of Kewaunee Scientific Corporation will be held at The Conference Center at UBS Tower, One North Wacker Drive, 2nd Floor, Chicago, IL on August 28, 2013, at 10:00 a.m. Central Daylight Time.

Transfer Agent and Registrar

All stockholder inquiries, including transfer-related matters, should be directed to: Computershare, P.O. Box 43006, Providence, RI 02940-3006 [correspondence] or 250 Royall Street, Canton, MA 02021 [courier service]
Telephone: 800-522-6645.
Shareholder website at: www.computershare.com/investor
Internet at:
http://www.us.computershare.com/investor/Contact

Independent Registered Public Accounting Firm

Cherry Bekaert LLP
Charlotte, NC

PRODUCT INFORMATION

Kewaunee Scientific Corporation products are available through a network of sales representatives, a national stocking distributor, and international subsidiaries.

For more information on the Company's laboratory products:
Telephone: 877-539-2863
On the Internet at http://www.kewaunee.com
E-mail: kscmarketing@kewaunee.com

For more information on the Company's healthcare and technical products: Telephone: 800-824-6626
On the Internet at http://www.kewaunee.com
E-mail: tfgorders@kewaunee.com.

For more information on the Company's laminate furniture products: Telephone: 877-572-6610
On the Internet at http://www.kewaunee.com
E-mail: ksclaminate@kewaunee.com

EMPLOYMENT OPPORTUNITIES

Individuals interested in employment with Kewaunee Scientific Corporation should contact the Vice President of Human Resources, Kewaunee Scientific Corporation, P.O. Box 1842, Statesville, NC 28687-1842. Employment opportunities are also listed on the Internet at http://www.kewaunee.com. Kewaunee Scientific Corporation is an equal opportunity employer.


KEWAUNEE®
Scientific Corporation

P.O. Box 1842 • Statesville, NC 28687-1842
Phone: (704) 873-7202 • Fax: (704) 873-1275
Web Site: www.kewaunee.com

KEWAUNEE SCIENTIFIC CORPORATION
2700 West Front Street
Statesville, North Carolina 28677-2927

David M. Rausch
President and
Chief Executive Officer

July 26, 2013

TO OUR STOCKHOLDERS:

You are cordially invited to attend the Annual Meeting of Stockholders of Kewaunee Scientific Corporation (the "Company"), which will be held at The Conference Center at UBS Tower, One North Wacker Drive, 2nd Floor, Chicago, Illinois, on August 28, 2013, at 10:00 A.M. Central Daylight Time.

At the meeting, management will review with you the Company's past year's performance and the major developments which occurred during the year. There will be an opportunity for stockholders to ask questions about the Company and its operations. We hope you will be able to join us.

To assure that your shares are represented at the meeting, please vote, sign and return the enclosed proxy card as soon as possible. The proxy is revocable and will not affect your right to vote in person if you are able to attend the meeting. YOUR VOTE IS IMPORTANT!

The Company's 2013 Annual Report to Stockholders is enclosed.

Sincerely yours,



KEWAUNEE SCIENTIFIC CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

to be held on
August 28, 2013

The Annual Meeting of Stockholders of Kewaunee Scientific Corporation will be held at The Conference Center at UBS Tower, One North Wacker Drive, 2nd Floor, Chicago, Illinois, on August 28, 2013, at 10:00 A.M. Central Daylight Time, for the purpose of considering and acting upon the following:

(1) To elect three Class III directors;

(2) To ratify the appointment of the Independent Registered Public Accounting Firm of Cherry Bekaert LLP as the Company's independent auditors for fiscal year 2014;

(3) To hold an advisory vote on executive compensation;

(4) To hold an advisory vote on the frequency of holding an advisory vote on executive compensation; and

(5) To transact such other business as may properly come before the meeting.

Stockholders of record at the close of business on July 1, 2013 will be entitled to vote at the meeting. A list of stockholders will be available for examination by any stockholder for any purpose germane to the meeting, during normal business hours, at the offices of K&L Gates LLP, 70 West Madison Street, Chicago, Illinois, for a period of 10 days prior to the meeting.

It is important that your shares be represented at the meeting regardless of the size of your holdings. Whether or not you intend to be present at the meeting in person, we urge you to vote, date and sign the enclosed proxy and return it in the envelope provided for that purpose, which does not require postage if mailed in the United States.

D. MICHAEL PARKER
Secretary

July 26, 2013

YOUR VOTE IS IMPORTANT!

Please vote, date and sign the enclosed proxy and return it promptly in the enclosed envelope.

KEWAUNEE SCIENTIFIC CORPORATION

PROXY STATEMENT

The enclosed proxy is solicited by the Board of Directors of Kewaunee Scientific Corporation (the "Company") for use at the annual meeting of stockholders of the Company to be held at The Conference Center at UBS Tower, One North Wacker Drive, Second Floor, Chicago, Illinois, on August 28, 2013, at 10:00 A.M. Central Daylight Time, and at any postponements or adjournments thereof. Proxies properly executed and returned in a timely manner will be voted at the meeting in accordance with the directions noted thereon. If no direction is indicated, proxies will be voted for the election of the nominees named herein as directors, and on other matters presented for a vote in accordance with the judgment of the persons acting under the proxies.

The Company's principal executive offices are located at 2700 West Front Street, Statesville, North Carolina 28677-2927 (telephone 704/873-7202).

The proxy, together with this Proxy Statement and the accompanying Notice of Annual Meeting of Stockholders, is being mailed to stockholders on, or about, July 26, 2013.

ITEM 1.
ELECTION OF DIRECTORS

Three Class III directors are to be elected at the meeting. The Board of Directors, at its meeting on April 24, 2013, upon the recommendation of the Nominating & Corporate Governance Committee, selected Ross W. McCanless, Margaret B. Pyle and Donald F. Shaw as nominees for re-election as directors at the annual meeting, to serve for three-year terms. All nominees are serving as directors as of the date of this Proxy Statement. The three nominees receiving the greatest number of votes at the annual meeting will be elected directors. Unless a stockholder indicates otherwise on the proxy, proxies will be voted for the election of the three nominees named below. If due to circumstances not now foreseen, any of the nominees becomes unavailable for election, the proxies will be voted for such other person or persons as the Board of Directors may select, or the Board will make an appropriate reduction in the number of directors to be elected.

Information on the current nominees for Class III directors and the current Class II and I directors is shown below.

Class III directors nominated for re-election to serve until the annual meeting of stockholders in 2016:

ROSS W. McCANLESS, 55, was elected a director of the Company in May 2010. Mr. McCanless has served since May 2012 as Chief Legal Officer of HVM, L.L.C., a Charlotte, NC based company that owns and operates nearly 700 extended stay properties in the United States and Canada under the brand Extended Stay America. From 2006 to May 2012, he was a private investor. From 2003 to 2006, Mr. McCanless was Senior Vice President, General Counsel and Secretary of Lowe's Companies, Inc., a FORTUNE 50 company that operates over 1,750 home improvement stores in the United States, Canada and Mexico. From 1999 to 2002, Mr. McCanless served as President and Chief Executive Officer of Food Lion LLC, a large supermarket company. We believe that Mr. McCanless is well suited to serve on our Board due to his experience as Chief Executive Officer of a public company, General Counsel and Secretary of another public company, his background and experience in finance and accounting, and his understanding of the long-term interests of our company and stockholders.

MARGARET B. PYLE, 61, was elected a director of the Company in February 1995. Ms. Pyle has been engaged in the practice of corporate law in Milwaukee and Madison, Wisconsin for more than five years, and was the sole Trustee and Chief Executive of the Allis-Chalmers Corporation Product Liability Trust from June 1996 until March 2012. In April 2012, Ms. Pyle was appointed sole Trustee and Chief Executive of the Ranger Industries, Inc. Product Liability Trust. She has also been Vice Chairman and Chief Legal Counsel of the Pyle Group since December 2007. We believe Ms. Pyle is well suited to serve on our Board due to her many years of experience in a variety of legal matters relevant to the Company, her 18 years' experience as a director of our company, and her understanding of the long-term interests of our company and stockholders.

DONALD F. SHAW, 62, was elected a director of the Company on June 1, 2013. He previously served as President, Chief Executive Officer, and Chairman of the Board of ISEC, Inc., a high-end commercial interior subcontractor, from 2004 until his retirement in March 2013. Mr. Shaw held the position of Executive Vice President of ISEC, Inc. from 1988-2004 and served in various sales management positions with ISEC from 1977-1988. We believe Mr. Shaw is well suited to serve on our Board due to his wealth of knowledge in the construction industry and his experience as chief executive officer and other management positions of a highly-successful company.

Class II directors continuing in office to serve until the annual meeting of stockholders in 2015:

JOHN C. CAMPBELL, JR., 70, was elected a director of the Company in 1973. Between May 1995 and January 2012, when he retired, Mr. Campbell was engaged in private consulting. From May 1992 to May 1995, he was Chief Operating Officer of Grounds For Play, Inc. of Arlington, Texas, a manufacturer of specialty equipment for children's playgrounds. We believe Mr. Campbell is well suited to serve on our Board due to his 40 years' experience as a director of our company, his executive management experience, and his understanding of the long-term interests of our company and stockholders.

WILLIAM A. SHUMAKER, 65, served as Chief Executive Officer of the Company from September 2000 until his retirement on June 30, 2013. He also served as President from August 1999 until March 2012. He was elected a director of the Company in February 2000 and Chairman of the Board in February 2010. He served as the Company's Chief Operating Officer from August 1998 until September 2000 and General Manager of the

Laboratory Products Group from February 1998 until August 1998. He joined the Company in December 1993 as Vice President of Sales and Marketing. We believe Mr. Shumaker is well suited to serve on our Board due to his experience as our Chief Executive Officer and his 20 years' experience in various leadership roles for our company.

Class I directors continuing in office to serve until the annual meeting of stockholders in 2014:

DAVID M. RAUSCH, 54, was elected President and Chief Executive Officer and a director of the Company on July 1, 2013. He joined the Company in March 1994 as Manager of Estimating and was promoted to Southeast Regional Sales Manager in December 1996, then to Director of Sales for Network Storage Systems products in May 2000. In August 2001, he was promoted to Project Sales Manager, and in this position, he also had direct management responsibility for the Estimating Department. Mr. Rausch was elected Vice President of Construction Services in June 2007. In June 2011, he was elected Senior Vice President of Construction Services and General Manager of the Laminate Furniture Division, and in March 2012, he was elected President and Chief Operating Officer. We believe Mr. Rausch is well suited to serve on our Board due to his role as President and Chief Executive Officer and his experience in various leadership roles for our company since 1994.

DAVID S. RHIND, 50, was elected a director of the Company in April 2008. Since June 2012, Mr. Rhind has served as Deputy General Counsel for Hudson Global, Inc. (formerly Hudson Highland Group, Inc.) of New York, New York, a leading provider of specialized professional recruitment, recruitment outsourcing, talent management, and related staffing services and solutions. From July 2003 to June 2012, Mr. Rhind was General Counsel, North America, for Hudson. From October 1995 to June 2003, he was Associate General Counsel at Technology Solutions Company of Chicago, a technology consulting and systems integration company. We believe Mr. Rhind is well suited to serve on our Board due to his many years of experience in legal matters, his overall business acumen, and his understanding of the long-term interests of our company and stockholders.

JOHN D. RUSSELL, 60, was elected a director of the Company on May 31, 2011. Since September 1, 2012, Mr. Russell has served as the Managing Director of ForteONE, a Chicago-based consulting firm focused on helping middle market business owners achieve revenue growth and profit improvement. Since 2006, Mr. Russell has been a business consultant and a director for Strategic Materials Incorporated, the largest glass recycling business in North America. From September 2007 to May 2010, he was President and Chief Executive Officer of Maysteel LLC, a precision metal fabricator in Menomonee Falls, Wisconsin. From April 2002 to April 2006, he was President and Chief Executive Officer of Neoplan USA, a manufacturer of heavy duty transit buses. Prior to April 2002, Mr. Russell was a partner at McKinsey and Company and a corporate officer of Brunswick Corporation. We believe Mr. Russell is well suited to serve on our Board due to his experience as chief executive officer of two different companies, his other executive management experience, and his experience as a director of another company.

Class III director resigned in January 2013:

PATRICK L. McCRORY, 56, resigned as a director of the Company when he was sworn in as Governor of North Carolina in January 2013. He was elected a director of the Company in May 2009. Prior to his election as Governor, he was a partner of McCrory & Company, a sales consulting company, and Senior Director of Strategic Initiatives for the law firm of Moore & Van Allen, Charlotte, North Carolina. He served as Mayor of Charlotte, North Carolina, from 1995 to 2008. Until 2008, Mr. McCrory was employed for 29 years by Duke Energy Corporation of Charlotte, North Carolina where he held various management positions.

Except as otherwise indicated, each director and nominee has had the principal occupation mentioned above for more than five years. Mr. Campbell is the first cousin of Laura Campbell Rhind, mother of Mr. David S. Rhind.

The Company's certificate of incorporation provides that the Board of Directors shall be divided into three classes, and that the three classes shall be as nearly equal in number as possible.

The Board of Directors has a policy whereby any director reaching age 75 during his/her term is expected to retire at the end of the term.

The Board of Directors recommends a vote FOR the election of the three foregoing nominees for director.

Meetings and Committees of the Board

The business and affairs of the Company are managed under the direction of the Board of Directors. Members of the Board keep informed of the Company's business and activities by reports and proposals sent to them periodically and in advance of each Board meeting and reports made to them during these meetings by the Chief Executive Officer and other Company officers. The Board is regularly advised of actions taken by the Executive Committee and other committees of the Board, as well as significant actions taken by management. Members of management are available at Board meetings and other times to answer questions and discuss issues. During the Company's fiscal year ended April 30, 2013, the Board of Directors held ten meetings.

During fiscal year 2013, the standing committees of the Board of Directors of the Company were the Executive Committee, Audit Committee, Compensation Committee, Financial/Planning Committee, and Nominating & Corporate Governance Committee. The functions and membership of the committees are described below.

The Executive Committee consists of Messrs. Campbell (Chairman), Rausch, Rhind, and Shumaker. The committee exercises the authority of the Board between meetings of the full Board, subject to the limitations of the Delaware General Corporation Law. The committee met two times during the Company's last fiscal year.

The Audit Committee consists of Messrs. McCanless (Chairman), Campbell, Russell, and Shaw. All members of the committee are independent directors. The committee performs the responsibilities and duties described in the Company's Audit Committee Charter, and is responsible for annually appointing the independent auditor for the Company, approving services to be performed by the independent auditor, reviewing the independent auditor's reports, and reviewing the Company's quarterly and annual financial statements before release to the public. In accordance with Audit Committee Charter guidelines, the committee is responsible for reviewing and approving all related party transactions. The Board of Directors has determined that Mr. McCanless is a "financial expert" within the meaning of the current rules of the Securities and Exchange Commission. A copy of the Company's Audit Committee Charter is included as Appendix A to this Proxy Statement. The committee met four times during the Company's last fiscal year.

The Compensation Committee consists of Messrs. Russell (Chairman), Rhind, Shaw and Ms. Pyle. All members of the committee are independent directors. The committee considers and provides recommendations to the Board of Directors with respect to the compensation (salaries and bonuses) of executive officers of the Company; short- and long-range compensation programs for officers and other key employees of the Company; benefit programs for all employees of the Company; and stock option grants to key employees. The committee also acts as the Stock Option Committee, administering and interpreting the stock option plans for officers and other key employees. The Committee does not have a written charter. The committee met two times during the Company's last fiscal year. The committee did not engage a compensation consultant during the last fiscal year.

The Financial/Planning Committee consists of Messrs. Shumaker (Chairman), Campbell, Rausch, Russell, Shaw and Ms. Pyle. The committee reviews and provides recommendations to the Board of Directors with respect to the annual budget for the Company, the Company's strategic plan and the annual budget for capital expenditures. The committee also reviews the investment results of the assets of the Company's retirement plans. The committee met four times during the Company's last fiscal year.

The Nominating and Corporate Governance Committee consists of Messrs. Rhind (Chairman) and McCanless and Ms. Pyle. The committee performs the responsibilities and duties described in the Company's Nominating and Corporate Governance Committee Charter, which is available on the Company's website at http://www.kewaunee.com. The committee is comprised of at least three directors, all of whom must meet the criteria for independence required by the NASDAQ Global Market. The committee reviews and recommends to the Board of Directors the appointment of directors to Board committees and the selection of the chairperson of each committee, makes recommendations to the Board of Directors with respect to officers of the Company, assures that an up-to-date management succession plan is in place for the Chief Executive Officer and other executive officers, reviews and makes recommendations to the Board of Directors regarding director compensation and benefits, periodically reviews the skills and qualifications of existing directors with a view toward a rounded and effective Board, identifies and screens potential nominees to the Board, and reviews stockholder proposals for inclusion in the Company's Proxy Statement. In addition, the committee makes recommendations to the Board of Directors concerning nominees for Board membership brought to its attention by officers, directors and stockholders. Proposals may be addressed to the committee at the address shown on the cover of this Proxy Statement, attention of the Corporate Secretary. At a minimum, a candidate for the Board must have demonstrated significant accomplishment in his or her field, the capacity and experience to understand the broad business operations of the Company, and the vision to assist the Company in its development and expansion. The Nominating and Corporate Governance Committee does not favor or disfavor any particular nominee on the basis of race, religion, gender, age or national origin. The Committee met three times during the Company's last fiscal year.

Executive sessions of independent directors are held in connection with each regularly scheduled Board of Directors meeting, the regularly scheduled Audit Committee meeting in June of each year, and at other times as necessary. The Board of Directors' policy is to hold executive sessions without the presence of management, including the Chief Executive Officer and any other non-independent directors. The Board of Directors has determined that each of Messrs. Campbell, McCanless, Rhind, Russell, Shaw and Ms. Pyle are independent within the meaning of the rules of the NASDAQ Global Market.

The Company does not have a formal policy regarding attendance by members of the Board of Directors at the Annual Meeting of Stockholders, although all directors are expected to attend. All members of the Board of Directors attended the Company's 2012 Annual Meeting of Stockholders. In the Company's last fiscal year, no director attended less than 75% of the aggregate of all meetings of the Board and all meetings held by committees of the Board on which such director served.

Board Leadership Structure

The Board determines whether the role of the Chairman and the Chief Executive Officer should be separated or combined based on its judgment as to the structure that best serves the interest of the Company. Currently, the Board believes that the positions of Chairman and Chief Executive Officer should be separate.

Board's Role in Risk Oversight

The Board oversees risk management processes directly and through its committees. Management is responsible for risk management on a day-to-day basis. The role of the Board and its committees is to oversee the risk management activities of management. The Audit Committee assists the board in fulfilling its oversight responsibilities with respect to risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements. The Compensation Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risk arising from our compensation policies and programs. The Nominating & Corporate Governance Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks associated with Board organization, membership and structure, and succession planning for our directors.

Stockholder Communications with the Board of Directors

The Board of Directors recommends that any communications from stockholders be in writing and addressed to the Board in care of the Corporate Secretary, 2700 West Front Street, Statesville, North Carolina 28677-2927. The name of any specific Board member to whom a communication is intended to be addressed should be noted in the communication. The Corporate Secretary will forward such correspondence only to the intended recipient if one is noted; however, the Corporate Secretary, prior to forwarding any correspondence, will review the correspondence, and in his discretion, will not forward certain items if they are deemed frivolous, of inconsequential commercial value or otherwise inappropriate for Board consideration.

Compensation Committee Interlocks and Insider Participation

As noted above, the Compensation Committee consists of Messrs. Russell, Rhind, Shaw and Ms. Pyle. No executive officer of the Company served as a member of the compensation committee or as a director of any other entity, one of whose executive officers serves on the Compensation Committee or is a director of the Company.

Director Compensation

In fiscal year 2013, each director who was not an employee of the Company received for his services as such a quarterly retainer of $5,000 plus a fee of $1,500 for each day of Board and/or committee meetings attended, a daily multiple-meeting fee of $2,000 and a $750 fee for telephone meetings. In addition, the Chairman of each of the Nominating and Corporate Governance Committee and the Compensation Committee receives an annual fee of $2,000, and the Chairman of the Audit Committee receives an annual fee of $5,000. Since Mr. Shumaker was an employee of the Company, he received no fees in fiscal year 2013 for his services as Chairman of the Board and Chairman of the Financial/Planning Committee. Subsequent to his retirement as Chief Executive Officer on June 30, 2013, Mr. Shumaker will receive an annual fee of $10,000 for serving as Chairman of the Board and an annual fee of $2,000 for serving as Chairman of the Financial/Planning Committee. All directors are reimbursed for their expenses for each Board and committee meeting.

Non-employee directors may elect to participate in the Company's health insurance program at no cost to them. During the last fiscal year, Messrs. McCanless, McCrory, and Russell participated in this program.

During fiscal year 2011, the stockholders approved the 2010 Stock Option Plan for Directors (the "2010 Plan"). The 2010 Plan is designed to promote the interests and long-range prospects of the Company and its stockholders by attracting and retaining well-qualified directors who are not employees of the Company. On the effective date of the 2010 Plan, each eligible director of the Company was granted an option to purchase 10,000 shares of the Company's common stock. Each person who becomes an eligible director after the effective date of the 2010 Plan will be granted on the date of his or her election an option to purchase 10,000 shares of the Company's common stock. The 2010 Plan authorizes the Board of Directors, until August 25, 2020, to grant options to purchase not more than an aggregate of 100,000 shares of the Company's common stock to eligible directors of the Company. If an option expires or is terminated unexercised as to any shares, such released shares may again be subject to newly granted options. The option price for shares granted under the 2010 Plan is the fair market value of the Company's common stock on the date of grant. Options are granted under the 2010 Plan for a term of five years and are exercisable in four equal installments, one-fourth becoming exercisable on the next August 1 following the date of grant, and an additional one-fourth becoming exercisable on August 1 of each of the next three years. No options were granted under the 2010 Plan in fiscal year 2013.

Director Compensation Table

The following table provides compensation information for the one year period ended April 30, 2013 for each member of the Board of Directors who served as a director in the last fiscal year.

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation (1)	Total
John C. Campbell, Jr.	$39,250	—	—	—	—	—	$39,250
Ross W. McCanless	44,500	—	—	—	—	$12,887	57,387
Patrick L. McCrory (2)	29,250	—	—	—	—	9,305	38,555
Margaret B. Pyle	37,250	—	—	—	—	—	37,250
David S. Rhind	39,000	—	—	—	—	—	39,000
James T. Rhind (3)	14,696	—	—	—	—	—	14,696
John D. Russell	37,250	—		—	—	17,984	55,234
William A. Shumaker (4)	—	—	—	—	—	—	—

(1) Represents the value of participation in the Company's health insurance program.

(2) Resigned as a director on January 6, 2013.

(3) Mr. Rhind's term expired at the annual meeting of stockholders in 2012.

(4) Mr. Shumaker was an employee of the Company during the last fiscal year and received no compensation for service as a director. See the Summary Compensation Table for disclosure related to the compensation received by Mr. Shumaker, who was the Chief Executive Officer of the Company until his retirement on June 30, 2013.

ITEM 2.
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee, subject to shareholder ratification, has selected the independent registered public accounting firm of Cherry Bekaert LLP as the Company's independent auditors for the fiscal year ending April 30, 2014. Although not required by law to submit the appointment to a vote by shareholders, the Audit Committee is requesting that the shareholders ratify the appointment of Cherry Bekaert LLP. Assuming that a quorum is present, the selection of Cherry Bekaert LLP will be deemed to have been ratified if more shares are voted in favor of ratification than are voted against ratification.

Cherry Bekaert LLP has served as the Company's independent registered public accounting firm to audit the Company's annual financial statements and to review the financial statements to be included in the Company's quarterly reports on Form 10-Q. The decision to appoint the Company's independent auditors is approved annually by the Company's Audit Committee, and the Audit Committee requests that stockholders ratify the appointment.

It is expected that a representative of Cherry Bekaert LLP will be present at the Annual Meeting of Stockholders to be held on August 28, 2013 to answer any appropriate questions, and such representative will have an opportunity to make a statement if he or she desires.

The Audit Committee recommends a vote FOR ratification of the independent registered public accounting firm of Cherry Bekaert LLP as the Company's independent auditors for fiscal year 2014.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services

The Audit Committee's policy is to pre-approve all audit and non-audit services to be provided by the Company's independent auditors on a case-by-case basis. In making such determination, the Audit Committee considers whether the provision of non-audit services is compatible with maintaining the auditor's independence. All of the audit and non-audit services provided by the Company's independent auditors on behalf of the Company in 2013 and 2012 were pre-approved in accordance with this policy.

Audit Fees and Non-Audit Fees

The following fees were paid or will be paid to the Company's independent registered public accounting firm for professional services rendered on behalf of the Company related to the past two fiscal years:

	2013	2012
Audit of Financial Statements	$117,000	$108,650
Audit-Related Services	24,500	24,000
All Other Fees	—	—
Total	$141,500	$132,650

Audit services consisted of the audit of the Company's annual consolidated financial statements and the review of the Company's quarterly financial statements. Audit-related services consisted of fees for audits of financial statements of employee benefit plans.

Audit Committee Report

The Audit Committee is responsible for overseeing the Company's financial reporting process and other duties as described in the Audit Committee Charter. In fulfilling its oversight responsibilities, the Committee has reviewed and discussed the Company's audited financial statements for the fiscal year ended April 30, 2013 with management and the Company's registered independent public accounting firm. Management of the Company is responsible for these financial statements and the Company's financial reporting process, including the Company's system of internal controls. The independent auditors are responsible for expressing an opinion on the conformity of these financial statements with accounting principles generally accepted in the United States. The Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit. The Committee has received the written disclosures and the letter from Cherry Bekaert LLP required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed with Cherry Bekaert LLP their independence.

The Audit Committee also considered whether the provision of non-audit services by Cherry Bekaert LLP, if any, was compatible with maintaining its independence. Based on the Committee's review of the audited financial statements and the review and discussions described in the preceding paragraph, the Committee recommended to the Board of Directors that the audited financial statements for the fiscal year ended April 30, 2013 be included in the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2013 for filing with the Securities and Exchange Commission. All members of the committee meet the independence standards established by the NASDAQ Global Market.

Audit Committee Members
Ross W. McCanless, Chairman
John C. Campbell, Jr.
John D. Russell
Donald F. Shaw

ITEM 3.
ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 enables stockholders to vote to approve, on an advisory, non-binding basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with SEC rules.

Stockholders are urged to read the Compensation Discussion and Analysis section of this Proxy Statement, which discusses how our compensation design and practices reflect our compensation philosophy. The objective of the Company's executive compensation program is to attract, motivate, reward and retain management talent critical to the Company's achievement of its objectives. The Compensation Committee and the Board of Directors believe that our compensation design and practices are effective in achieving our objectives.

We are required to submit a proposal to stockholders for a (non-binding) advisory vote to approve the compensation of our named executive officers pursuant to Section 14A of the Exchange Act. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on the compensation of our named executive officers. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the principles, policies and practices described in this Proxy Statement. Accordingly, the following resolution is submitted for stockholder vote at the 2013 Annual Meeting:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and any related material disclosed in the Proxy Statement is hereby APPROVED."

As this is an advisory vote, the result will not be binding on us, the Board of Directors or the Compensation Committee, although our Compensation Committee will consider the outcome of the vote when evaluating our compensation principles, design and practices. Proxies submitted without direction pursuant to this solicitation will be voted "FOR" the approval of the compensation of our named executive officers, as disclosed in this Proxy Statement.

We recommend that you vote "For" the approval, on an advisory basis, of the compensation of our named executive officers, as disclosed in this Proxy Statement.

ITEM 4.
ADVISORY VOTE ON THE FREQUENCY OF HOLDING AN ADVISORY VOTE ON EXECUTIVE COMPENSATION

Pursuant to Section 14A of the Exchange Act, we are required to submit to stockholders an advisory vote as to whether the stockholder advisory vote to approve the compensation of our named executive officers – Proposal No. 3 above – should occur every one, two or three years. You may cast your vote by choosing one year, two years or three years or you may abstain from voting when you vote for the resolution set forth below.

In formulating its recommendation, our Board of Directors considered that an annual (non-binding) advisory vote on executive compensation will allow our stockholders to provide us with direct and timely input on our compensation principles, policies and practices. Accordingly, the following resolution is submitted for stockholder vote at the 2013 Annual Meeting:

"RESOLVED, that the highest number of votes cast by the stockholders of Kewaunee Scientific Corporation for the option set forth below shall be the preferred frequency with which the Company is to hold an advisory vote on the approval of the compensation of its named executive officers included in the Proxy Statement:

- yearly or
- every two years or
- every three years."

The option of one year, two years or three years that receives the highest number of votes cast by stockholders will be the frequency for the advisory vote on executive compensation that has been selected by stockholders. However, as this is an advisory vote, the result will not be binding on us or our Board of Directors. Our Compensation Committee will consider the outcome of the vote when determining how often we should submit to stockholders an advisory vote to approve the compensation of our named executive officers included in our Proxy Statement. Proxies submitted without direction pursuant to this solicitation will be voted for the option of "yearly."

We recommend that you vote for the option of "yearly" as the frequency with which stockholders are provided an advisory vote on the compensation of our named executive officers included in our Proxy Statement.

COMPENSATION DISCUSSION AND ANALYSIS

Executive compensation is administered by the Compensation Committee of the Board, which is composed solely of independent directors.

The objective of the Company's executive compensation program is to attract, motivate, reward and retain management talent critical to the Company's achievement of its objectives. Salaries and other compensation for the Company's executive officers are based on each executive officer's responsibilities, level of experience, and performance over time, as well as on the recommendation of the Chief Executive Officer. In order to assure that salaries and compensation remain competitive, the Company subscribes to and consults various published surveys on executive compensation.

Section 162(m) of the Internal Revenue Code of 1986, as amended, limits the deduction for federal income tax purposes of certain compensation paid by any publicly-held corporation to its chief executive officer and its four other most highly compensated executive officers to $1 million per year for each such executive. Because the levels of compensation of executive officers traditionally have been well below the deduction limit, the Company has not adopted a formal policy with respect to Section 162(m).

Executive Officer Compensation

The four principal components of the Company's compensation program for executive officers are discussed below.

Base Salary

The Compensation Committee annually reviews the base salaries of executive officers. Prior to the meeting at which the annual review occurs, the Committee is provided (i) information furnished by the Company's human resources department on historical data about the base and total compensation for each executive, and marketplace compensation data, including both base and incentive compensation data, for comparable positions at other manufacturing and service companies with generally similar annual sales volume, and (ii) individual performance appraisals and recommended base salary adjustments from the Chief Executive Officer for each executive officer, except himself. The human resources department also provides a base salary range based on class for each executive officer, which shows a minimum, mid-point, and maximum salary, and the position of the executive officer's base salary in this range. The base salary range is established using marketplace comparison data and the individual responsibilities of the executive officer's position, and is updated each year for inflation. The Company typically targets base salaries at the mid-point of the Company's established range for a position. The Committee further considers, on a subjective basis, the executive officer's particular qualifications, level of experience, and sustained performance over time. These same factors are also considered in determining an adjustment to the salary of the Chief Executive Officer. Base salaries are traditionally adjusted as of July 1 of each year.

Annual Incentive Compensation

All of the Company's executive officers are eligible to participate in an annual incentive bonus plan, pursuant to which each executive officer is eligible to earn a cash bonus for each fiscal year of the Company, based primarily on the attainment of earnings goals established in the incentive bonus plan and, to a lesser extent, on the executive officer's achievement of established personal objectives to the degree determined by the Board of Directors upon the recommendation of the Chief Executive Officer and the Compensation Committee.

At the beginning of each fiscal year, the Board of Directors approves earnings goals for the Company for such year and, upon recommendation of the Compensation Committee, establishes specified percentages of each executive officer's base salary that will be available for bonuses if the Company and/or its operating businesses achieve specified earnings goals and the executive officer achieves his or her personal goals. The Board of Directors generally attempts to establish annual earnings goals at target levels it believes are challenging, but achievable, with earnings above target levels considered to be relatively difficult to achieve. In determining the level of available bonuses for each executive officer, many of the same factors considered in determining an executive officer's base salary are also considered by the Committee and the Board of Directors.

For fiscal year 2013, the specified bonus percentages for executive officers other than the Chief Executive Officer ranged from 1.0% of an executive officer's base salary, if the Company achieved 100% of targeted earnings for the year, increasing to a maximum of 40% of an executive's base salary, as earnings reached 150% of targeted earnings. The corresponding specified percentages for the Chief Executive Officer were from 1.5% to a maximum of 40%.

Long-Term Incentive Plans

The Company uses stock options as its long-term incentive plan for executive officers. Stock option awards are normally made annually in August by the Board of Directors, based on the recommendations of the Chief Executive Officer, with respect to all stock options other than his own, and the Compensation Committee. The exercise price of the granted stock options is the fair market value of the Company's common stock on the date of the grant. Individual awards are based on an individual's performance, his or her comparative base salary level and the number of stock option grants previously made to him or her. In August 2012 and 2011, the Company granted stock options on a total of 16,000 and 20,000 shares, respectively, of the Company's common stock to the Chief Executive Officer and named executive officers under the Company's stock option plans.

Other Compensation Plans

Executive officers of the Company who met eligibility requirements as of April 30, 2005, participate in the Company's Pension Plan. The Plan provides retirement benefits for participating employees. The annual benefit amount is calculated as 40% of the 10-year final average annual compensation (salary and bonus) minus 50% of the primary social security benefit, all multiplied by a fraction, the numerator of which is the number of years of credited service up to 30 years, and the denominator of which is 30. Participants in the Plan may elect among several payment alternatives. As of April 30, 2005, the Company "froze" the benefits under the Plan. As a result, no further benefits will be earned under the Plan after that date and no additional participants will be added to the Plan. To the extent ERISA rules restricted the amount otherwise payable under the Plan, the benefit amount in excess of the restrictions will be paid by the Company under the provisions of the Company's non-qualified Pension Equalization Plan.

The Company has a 401(k) Incentive Savings Plan (the "401(k) Plan") which covers substantially all salaried and hourly employees, including all of the executive officers. The plan provides benefits to all employees who have attained age 21, completed three months of service, and who elect to participate. Under terms of the plan, the Company makes matching contributions equal to 100% of the employee's qualifying contribution up to 3% of the employee's compensation, and makes matching contributions equal to 50% of the employee's contributions between 3% and 5% of the employee's compensation, resulting in a maximum employer contribution equal to 4% of the employee's compensation. Additionally, the Company may make a non-matching contribution for participants employed by the Company on December 31 of each year up to 1% of the participant's qualifying compensation for that calendar year based on the profitability of the Company. The Company did not make a non-matching contribution for participants in fiscal year 2013.

The Company also has a non-qualified 401 Plus Executive Deferred Compensation Plan (the "401 Plus Plan"), which supplements the 401(k) Plan. The 401 Plus Plan was adopted to provide highly compensated employees an alternative retirement plan because income tax laws restrict the amount of contributions executives may otherwise have contributed to the 401(k) Plan. The 401 Plus Plan operates similarly to the 401(k) Plan, in that the Company makes matching credits to the participant's account in an amount equal to 50% of the compensation deferred by the participant up to 3% of the participant's compensation. Amounts deferred under the plan will be distributed to the participant after the participant's termination of employment with the Company in cash in a lump sum or installments at a time previously elected by the participant. All of the named executive officers participated in the 401(k) Plan and the 401 Plus Plan in fiscal year 2013.

Each of the Company's executive officers is entitled to receive additional compensation in the form of payments, allocations, or accruals under various other group compensation and benefit plans on the same basis as other employees. Benefits under these plans are not directly, or indirectly, tied to employee or Company performance.

Chief Executive Officer Compensation

The Compensation Committee considers the Chief Executive Officer's leadership an important factor in the future success of the Company. The compensation of the CEO has traditionally included base salary, annual incentive compensation, long-term incentive compensation, and benefits under various group plans. In establishing Mr. Shumaker's base salary for each fiscal year, the Compensation Committee considered operating results for the prior year and the outlook for the current year, continued development of the management team, operational improvements, compensation of chief executive officers of other companies with comparable sales, a review of his base salary in relation to the range for his position proposed by the human resources department, and the price of the Company's common stock.

The CEO's annual incentive compensation and long-term incentive compensation are determined pursuant to the Company's incentive plans for executive officers. Mr. Shumaker earned a cash bonus of $166,667 for fiscal year 2013 under the annual incentive bonus plan, since actual earnings for the fiscal year exceeded 150% of the targeted earnings threshold. In August 2012, the Company made a one-time cash payment of $38,600 to Mr. Shumaker in lieu of a grant of stock options for fiscal year 2013.

COMPENSATION TABLES

Summary Compensation Table for Fiscal Year 2013

Name and Principal Position	Year	Base Salary ($)	Bonus ($)	Stock Awards	Option Awards ($) (1)	Change in Pension Value And Nonqualified Deferred Compensation Earnings ($) (2)	All Other Compensation ($) (3)	Total ($)
William A. Shumaker	2013	416,667	166,667	—	—	22,921	82,135	688,390
Chief Executive Officer	2012	400,000	—	—	30,600	39,565	28,000	498,165
D. Michael Parker	2013	244,039	83,278	—	23,160	26,756	22,912	400,145
Senior Vice President, Finance Chief Financial Officer, Treasurer and Secretary	2012	236,475	—	—	18,360	35,556	16,553	306,944
David M. Rausch President and Chief Operating Officer	2013	225,000	90,000	—	38,600	9,684	22,050	385,334

(1) See Note 5 to the Consolidated Financial Statements included in the Company's 2013 Annual Report on Form 10-K for a discussion of the assumptions underlying the value of stock options.

(2) The amount listed for each named executive officer consists of the current year change in the present value of benefits earned under the Pension Plan. Mr. Shumaker's amount also includes an increase of $2,450 during the year in the present value of his benefits earned under the Pension Equalization Plan. No benefits were earned under the Pension Plan or Pension Equalization Plan during the year. See the "Executive Officer Compensation – Other Compensation Plans" in this Proxy Statement for additional information regarding the Pension Plan and the Pension Equalization Plan.

(3) The amounts shown include matching contributions made or accrued by the Company on behalf of that executive officer to the Company's 401(k) Incentive Savings Plan and 401 Plus Executive Deferred Compensation Plan. Mr. Shumaker's amount also includes a one-time cash payment of $38,600 in lieu of a grant of stock options for fiscal year 2013.

Grants of Plan-Based Awards

The following table sets forth information with regard to stock options granted to each named executive during fiscal year 2013 under the Company's 2008 Employee Stock Option Plan. No other equity incentive plan awards or non-equity incentive plan awards were granted to the named executives during the year.

Name	Grant Date	Option Awards: Number of Shares Underlying Options	Exercise Price of Option Awards ($)	Grant Date Fair Value of Option Awards (1) ($)
William A. Shumaker	—	—	—	—
D. Michael Parker	August 22, 2012	6,000	11.78	23,160
David M. Rausch	August 22, 2012	10,000	11.78	38,600

(1) See Note 5 to the Consolidated Financial Statements included in the Company's 2013 Annual Report on Form 10-K for a discussion of the assumptions underlying the value of stock options.

Outstanding Equity Awards at April 30, 2013

Name	Option Awards (1)			
	Number of Securities Underlying Unexercised Options-Exercisable (#)	Number of Securities Underlying Unexercised Options-Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
William A. Shumaker	10,100	—	14.90	8/22/17
	7,500	—	14.69	8/27/18
	7,500	2,500	12.66	8/26/19
	—	6,250	10.64	8/25/20
	—	7,500	8.59	8/24/21
D. Michael Parker	6,000	—	14.90	8/22/17
	4,000	—	14.69	8/27/18
	4,500	1,500	12.66	8/26/19
	3,750	3,750	10.64	8/25/20
	500	4,500	8.59	8/24/21
	—	6,000	11.78	8/22/22
David M. Rausch	4,000	—	14.90	8/22/17
	3,000	—	14.69	8/27/18
	3,000	1,000	12.66	8/26/19
	—	2,500	10.64	8/25/20
	—	3,000	8.59	8/24/21
	—	10,000	11.78	8/22/22

(1) The options listed in this table vest in four equal annual installments beginning on the first anniversary of the grant date (which is 10 years prior to the expiration date shown for each option).

Equity Compensation Plans

The following table summarizes information about the Company's equity compensation plans as of April 30, 2013. All outstanding awards relate to the Company's common stock.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (1)
Equity compensation plans approved by stockholders	295,550	$11.84	125,300
Equity compensation plans not approved by stockholders	—	—	—
Total	295,550	$11.84	125,300

(1) Represents shares available for future issuance under the Company's 2008 Key Employee Stock Option Plan and the 2010 Stock Option Plan for Directors. No options were available for grant under any other equity compensation plans of the Company.

Payments Upon Termination or Change in Control

The following table includes information regarding the estimated amount of payments and other benefits each named executive officer would receive if his employment with the Company was terminated on April 30, 2013.

Name and Benefits	For Cause or Voluntary termination other than for Good Reason ($)	Termination Without Cause and no Change in Control ($)	Termination Without Cause after Change in Control ($)
William A. Shumaker			
Base salary	—	$420,000	$ 840,000
Annual bonus	$166,667[2]	166,667[2]	277,778
Pension Equalization Plan	—	—	56,010
401(k)/401 Plus Deferred Compensation Plans (1)	11,667	41,067	78,244
Life insurance benefit	—	—	94,199
Medical & disability insurance	—	9,597	19,194
Total	$178,334	$637,361	$1,309,415
D. Michael Parker			
Base salary	—	$245,306	$ 490,612
Annual bonus	$ 83,278[2]	83,278[2]	138,797
Pension Equalization Plan	—	—	—
401(k)/401 Plus Deferred Compensation Plans (1)	5,829	23,001	44,059
Life insurance benefit	—	—	81,319
Medical & disability insurance	—	9,056	18,111
Total	$ 89,107	$360,641	$ 772,898
David M. Rausch			
Base salary	—	$225,000	$ 225,000
Annual bonus (2)	$ 90,000[2]	90,000[2]	120,000
401(k)/401 Plus Deferred Compensation Plans (1)	6,300	22,050	22,050
Life insurance benefit	—	—	64,223
Medical & disability insurance	—	9,331	9,331
Total	$ 96,300	$346,381	$ 440,604

(1) Represents the additional Company matching contributions the executive officer would have earned under both the 401 Plus Deferred Compensation Plan and the 401(k) Incentive Savings Plan for the base salary and annual bonus amounts shown.

(2) Annual bonus earned in fiscal year 2013, but paid after April 30, 2013.

AGREEMENTS WITH CERTAIN EXECUTIVES

The Company entered into Change of Control Employment Agreements (the "Agreements") (i) with Messrs. Shumaker; Parker; and Kurt P. Rindoks, Vice President of Engineering and Product Development, in fiscal year 2000, (ii) with Messrs. Keith D. Smith, Vice President of Manufacturing; Dana L. Dahlgren, Vice President of Sales and Marketing – Laboratory Products; and David M. Rausch, President and Chief Executive Officer, in fiscal year 2005, (iii) with Mr. K. Bain Black, Vice President of Sales & Marketing, Healthcare and Technical Products, in fiscal year 2008, and (iv) with Mrs. Elizabeth D. Phillips, Vice President of Human Resources, in fiscal year 2010. These agreements provide for the payment of compensation and benefits in the event of termination of their employment within three years following a Change of Control of the Company, as defined in the Agreements. Each executive officer whose employment is so terminated will receive compensation if the termination of his or her employment was by the Company or its successor without cause, or by the executive officer for good reason, as defined in the agreements. Upon such a termination of employment within one year following a Change of Control, the Company or its successor will be required to make, in addition to unpaid ordinary compensation and a lump-sum cash payment for certain benefits, a lump-sum cash payment equal to the executive officer's annual compensation with respect to Messrs. Black, Rindoks, Smith, Dahlgren, and Rausch and Mrs. Phillips, and two (2) times the executive officer's annual compensation with respect to Messrs. Shumaker and Parker. Upon a termination of employment occurring after the first anniversary, but within three years, of the date of the Change of Control, in addition to unpaid ordinary compensation and a lump-sum cash payment for certain benefits, Messrs. Black, Rindoks, Smith, Dahlgren, and Rausch and Mrs. Phillips will be entitled to a lump-sum payment equal to one-half (1/2) of their annual compensation and Messrs. Shumaker and Parker will be entitled to a lump-sum payment equal to their annual compensation. See "Compensation Tables – Payments upon Termination or Change in Control" for other entitlements for the named executive officers under terms of the Agreements.

Mr. Shumaker retired as Chief Executive Officer of the Company on June 30, 2013 and will continue to serve as a non-executive Chairman of the Board of Directors. On July 10, 2013, the Company entered into a consulting agreement with Mr. Shumaker whereby Mr. Shumaker will provide certain consulting and advisory services to the Company during for a twelve-month period beginning August 1, 2013 through July 31, 2014 for a basic fee of $5,000 per calendar quarter. The consulting agreement includes typical terms regarding non-competition, confidentiality, and expense reimbursements.

At April 30, 2013, an entity controlled by Sudhir K. Vadehra, Vice President of International Operations, owned 49% of Kewaunee Labway Asia Pte. Ltd., a subsidiary of the Company headquartered in Singapore serving as a dealer for the Company's products in the international markets. Mr. Vadehra was elected Vice President of International Operations of the Company in 2004 and has served as Managing Director of Kewaunee Labway Asia Pte. Lte. since its formation in 1998. On June 24, 2013, the Company purchased the 49% minority interest from the entity controlled by Mr. Vadehra for a purchase price of $3,550,000, which included $1,800,000 for the minority share of the accumulated undistributed earnings of

Kewaunee Labway Asia Pte. Ltd. Payment terms include cash payments of $1,775,000 at the time of the agreement, $887,500 on June 24, 2014 and $887,500 on June 24, 2015. Mr. Vadehra has expressed his desire to retire from the Company on September 30, 2013. On June 24, 2013, the Company entered in a consulting agreement with Mr. Vadehra whereby Mr. Vadehra will provide certain consulting and advisory services to the Company during the three-year period beginning October 1, 2013 through September 30, 2016 for a basic fee of $5,000 per calendar quarter. The agreement includes typical terms regarding non-competition, confidentiality, and expense reimbursements.

In August 2004, the Company entered into an employment letter agreement with Mr. Black, which provides that if he is terminated without cause, the Company will be obligated to pay him separation pay equal to his current base salary for nine (9) months, reduced by any income earned by him during the payment period.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table contains information with respect to the "beneficial ownership" (as defined by the Securities and Exchange Commission) of shares of the Company's common stock, as of July 1, 2013, by (i) each director and director nominee, (ii) each of the named executive officers and (iii) all directors and executive officers as a group. Except as otherwise indicated by footnote, the shares shown are held directly with sole voting and investment power.

Name	Shares beneficially owned (1)	Percent of class
Margaret B. Pyle (2)	53,634	2.1%
John C. Campbell, Jr. (3)	49,167	1.9%
Ross W. McCanless	12,300	*
David S. Rhind	29,955	1.1%
John D. Russell	12,000	*
Donald F. Shaw	7,000	*
William A. Shumaker (4)	64,652	2.5%
D. Michael Parker (5)	43,062	1.6%
David M. Rausch	20,750	*
Directors and executive officers as a group (18 persons)	385,558	14.3%

* Percentage of class is less than 1%.

(1) Includes shares which may be acquired within sixty (60) days from July 1, 2013 upon exercise of options by: Ms. Pyle – 7,500; Messrs. Campbell, McCanless, D. Rhind, and Russell – 7,500 each; Mr. Shaw – 2,500; Mr. Shumaker – 27,600; Mr. Parker – 22,625; Mr. Rausch – 15,750; and all officers and directors as a group – 177,995.

(2) Includes 3,000 shares held by Ms. Pyle's spouse, as to which shares she disclaims beneficial ownership.

(3) Includes 21,083 shares held by Mr. Campbell's wife, as to which shares he disclaims beneficial ownership.

(4) Includes 33,633 shares in which Mr. Shumaker shares voting and investment power.

(5) Includes 16,809 shares in which Mr. Parker shares voting and investment power.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table contains information with respect to the "beneficial ownership" (as defined by the Securities and Exchange Commission) of shares of the Company's common stock, as of July 1, 2013, by each person who is known by management of the Company to have been the "beneficial owner" of more than five percent of such stock as of such date. Except as otherwise indicated by footnote, the shares shown are held with sole voting and investment power.

Name	Shares beneficially owned	Percent of class
Donald Gardner	226,787(1)	8.7%
Laura Campbell Rhind	324,443(2)	12.5%
Dimensional Fund Advisors LP	199,083(3)	7.7%

(1) Includes 58,750 shares held by Gardner Family Preferred Equity LLC, of which Mr. Gardner is a director; 76,301 shares held by the Elizabeth B. Gardner Marital Trust, of which Mr. Gardner is a trustee; 40,909 shares held by the Anne E. Gardner Trust, of which Mr. Gardner is one of three trustees; 38,902 shares held by the Thomas H. Gardner Trust, of which Mr. Gardner is one of three trustees; and 11,925 shares held by Mr. Gardner directly. Mr. Gardner disclaims beneficial ownership of the shares held by the Anne E. Gardner Trust and the Thomas H. Gardner Trust. Mr. Gardner's address is 2500 Indigo Lane, Apt. 357, Glenview, Illinois 60026.

(2) Includes 44,082 shares held as trustee and beneficiary of a trust under the will of Ruth Haney Campbell, as to which shares Mrs. Rhind shares voting and investment power, 5,000 shares held by the estate of James T. Rhind which may be acquired within sixty (60) days from July 1, 2013 upon exercise of options, and 47,282 shares held by the estate of James T. Rhind. Mrs. Rhind's address is 830 Normandy Lane, Glenview, Illinois 60025.

(3) The shares owned by Dimensional Fund Advisors listed in the table are shown as being owned as of December 31, 2012 according to a Schedule 13G filed with the Securities and Exchange Commission on February 8, 2013. Dimensional Fund Advisors' address is Palisades West, Building One, 6300 Bee Cave Road, Austin, TX 78746.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers, directors and 10% stockholders to file reports of ownership with the Securities and Exchange Commission. Such persons also are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of copies of such forms received by it and inquiries of such persons, the Company believes that all such filing requirements applicable to its executive officers, directors and 10% stockholders were complied with in fiscal year 2013, except that due to an oversight, Form 4s reporting the Company's grant of options to its officers on August 22, 2012, were filed on September 18, 2012 by Messrs. Black, Dahlgren, Parker, Raush, Rindoks and Smith and Ms. Phillips.

PROXIES AND VOTING AT THE MEETING

The expense of solicitation of proxies is to be paid by the Company. The Company will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in sending proxies and proxy material to the beneficial owners of the Company's common stock. To obtain directions to attend the annual meeting, please contact the Secretary of the Company. This Proxy Statement and the 2013 Annual Report to Stockholders are available at http://shareowner.mobular.net/shareowner/kequ.

At the close of business on July 1, 2013, the record date for determination of stockholders entitled to vote at the annual meeting, there were 2,597,712 shares of common stock of the Company outstanding and entitled to vote.

Each share of common stock is entitled to one vote. Any stockholder giving a proxy has the power to revoke it at any time before it is voted, by written notice to the Secretary, by delivery of a later-dated proxy or in person at the meeting.

The holders of a majority of the total shares of common stock issued and outstanding, whether present in person or represented by proxy, will constitute a quorum for the transaction of business at the meeting. The vote of a plurality of the shares represented at the meeting, in person or by proxy, is required to elect the three nominees for director. Approval of Item 2 (ratification of appointment of independent registered public accounting firm) and Item 3 (advisory vote on executive compensation) submitted to the stockholders for their consideration at the meeting requires the affirmative vote of the holders of a majority of the shares of common stock represented at the meeting, in person or by proxy, and entitled to vote. However, Item 3 is an advisory vote only. Item 4 (the advisory vote on the frequency of advisory votes on executive compensation) will be determined by the frequency period that receives the greatest number of votes. Abstentions, directions to withhold authority, and broker non-votes are counted as shares present in the determination of whether the shares of stock represented at the meeting constitute a quorum. Abstentions, directions to withhold authority, and broker non-votes are not counted in tabulations of the votes cast on proposals presented to stockholders. Thus, an abstention, direction to withhold authority, or broker non-vote with respect to a matter other than the election of directors or Item 4, may have the same legal effect as a vote against the matter. With respect to the election of directors and Item 4, an abstention, direction to withhold authority or broker non-vote will have no effect. An automated system administered by the Company's transfer agent will be used to tabulate votes.

A stockholder entitled to vote for the election of directors can withhold authority to vote for any of the nominees.

STOCKHOLDER PROPOSALS

The deadline for receipt of stockholder proposals for inclusion in the Company's 2014 proxy material is March 28, 2014. Any stockholder proposal should be submitted in writing to the Secretary of the Company at its principal executive offices. The stockholder proposal must include the stockholder's name and address as it appears on the Company's records and the number of shares of the Company's common stock beneficially owned by such stockholder. In addition, (i) for proposals other than nominations for the election of directors, such notice must include a description of the business desired to be brought before the meeting, the reasons for presenting such business at the meeting, and any material interest of the stockholder in such business, and (ii) for proposals relating to stockholder nominations for the election of directors, such notice must also include, with respect to each person nominated, the information required by Regulation 14A under the Exchange Act. All other proposals to be presented at the meeting must be delivered to the Secretary of the Company, in writing, by June 11, 2014.

FINANCIAL STATEMENTS

The Company has enclosed its Annual Report to Stockholders for the fiscal year ended April 30, 2013 with this Proxy Statement. Stockholders are referred to the report for financial and other information about the Company, but such report is not incorporated in this Proxy Statement and is not a part of the proxy soliciting material.

OTHER MATTERS

Management of the Company knows of no other matters which are likely to be brought before the annual meeting. If any such matters are brought before the meeting, the persons named in the enclosed proxy will vote thereon according to their judgment.

By Order of the Board of Directors



D. MICHAEL PARKER
Secretary

July 26, 2013

APPENDIX A

CHARTER
OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
OF
KEWAUNEE SCIENTIFIC CORPORATION (the "Company")
as amended June 22, 2004

I. Organization

The Audit Committee of the Board of Directors shall be comprised of at least three directors who are independent of management and the Company. Members of the Audit Committee shall be considered independent if they have no relationship to the Company that may interfere with the exercise of their independence from management and the Company, and shall otherwise satisfy the applicable membership requirements under the rules of the Nasdaq Stock Market. No member shall have a relationship with the company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Each Audit Committee member shall be financially literate, and at least one member shall be a "financial expert" as defined by the SEC.

II. Statement of Policy

The primary function of the Audit Committee is oversight. The Audit Committee shall provide assistance to the Board of Directors in fulfilling the Board's responsibility to the Company's shareholders, potential shareholders, and investment community relating to corporate accounting, reporting practices of the Company, the quality and integrity of financial reports regarding the Company, and compliance with the Company's Code of Ethics. In doing so, it is the responsibility of the Audit Committee to maintain free and open communication between the directors, the independent auditors, and the senior management of the Company.

III. Meetings

The Audit Committee shall meet quarterly to review the financial results for the quarter before such results are released to the public and filed with the SEC, or more frequently as circumstances dictate. As part of its oversight function, the Audit Committee also shall meet at least annually with management and the independent auditors in separate executive sessions to discuss any matters that the Audit Committee or each of these groups believe should be discussed.

IV. Responsibilities and Duties

The Audit Committee's responsibilities include overseeing the accounting and financial reporting processes and financial statement audits. The Audit Committee believes its policies and procedures should remain flexible, to best react to changing conditions and to reasonably ensure to the directors and shareholders that the corporate accounting and reporting practices of the Company are in accordance with all requirements and are of the highest quality.

In carrying out these responsibilities and duties, the Audit Committee shall:

A. Audit Committee Charter/Report

1. Review and reassess the Audit Committee Charter as conditions dictate, but no less frequently than annually, and request the Board to revise the Charter, as necessary.

B. Independent Auditor

1. Have sole authority to appoint, discharge and replace the independent auditor.
2. Review the performance of the independent auditor at least annually.
3. Establish a clear understanding with management and the independent auditor that the independent auditor is directly accountable to the Audit Committee.
4. Preapprove all audit and permissible non-auditing services to be provided by the independent auditor for the Company and its subsidiaries and the fees (or the range of projected fees) and other compensation for such services (subject to a de minimis exception under the law), review the independent auditor's proposed audit scope, and disclose to investors in periodic reports filed with the SEC all reportable fees and other compensation paid to the independent auditor.
5. Review the independent auditor's report on all relationships between the independent auditor and the Company to assess the auditor's independence and consider whether there should be a regular rotation of the independent auditor to assure continuing auditor independence.
6. Discuss with management and the independent auditor the Company's annual and quarterly financial statements and any reports, earnings press releases or other financial information submitted to a governmental body or the public.
7. Review the independent auditor's reports describing (i) the Company's critical accounting policies and practices to be used in the audit, (ii) the details of all alternative treatments of financial information within generally accepted accounting principles discussed with management, and (iii) all material written communications between the independent auditor and management.

8. Review annually a report by the independent auditor describing that firm's internal quality-control procedures and any material issues raised by the most recent internal quality-control review, or peer review of the independent auditor, or by any inquiry or investigation by governmental or professional authorities and any steps taken to deal with any issues.

9. Consult and discuss with the independent auditor regarding internal controls, the fullness and accuracy of the Company's financial statements and the matters required to be discussed by Statement of Auditing Standards No. 61.

10. Require that the independent auditor inform the Audit Committee of any fraud or illegal acts which it believes exist, or deficiencies in internal controls.

11. Following completion of the annual audit, review separately with each of management and the independent auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

12. Review and resolve any significant disagreements between management and the independent auditor in connection with the preparation of the financial statements.

C. Ethical and Legal Compliance

1. Review with the Company's counsel, legal compliance matters including corporate securities trading policies.

2. Review with the Company's counsel, any legal matter that could have a significant impact on the organization's financial statements.

3. Review and approve all related-party transactions.

4. Review and assess periodically, and at least annually, the adequacy of the Code of Ethics approved by the Board, and recommend any modifications to the Code of Ethics to the Board for approval.

5. Direct members of the Company's senior management to report any violations of, or non-compliance with, the Code of Ethics to the Committee.

6. If the need for independent counsel and other advisors is determined to be desirable in the performance of the Committee's responsibilities, the Committee shall engage and determine funding for such counsel and advisors.

7. Establish procedures for the receipt and treatment of complaints regarding accounting, internal accounting controls or audit matters and for confidential submissions by associates of concerns regarding questionable accounting or auditing matters.

While the Audit Committee has the responsibilities and duties set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. Nor is it the duty of the Audit Committee to conduct investigations or to assure compliance with laws and regulations.

###